7/11.6

07025289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 20 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 04837

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/17/07

ARIS
3-31-07

Consolidated Financial Results for the Fiscal Year Ended March 31, 2007

The summary of this document (unaudited) has been translated from the original Japanese document released on May 1, 2007 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Date of General Meeting of Shareholders (Planned): June 19, 2007
Date of Payment of Dividends (Planned): June 20, 2007
Reporting Date of Financial Statement (Planned): June 20, 2007

Stock Listing: Tokyo Stock Exchange
URL: http://www.promise.co.jp/english/ir/

1. Consolidated Financial Results for Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

(1) Consolidated Operating Results

(Notes: 1. Percentages represent percentage changes from the previous fiscal year.
2. In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2007	368,915	(3.2)	(203,323)	—	(201,502)	—	(378,282)	—
Year ended Mar. 31, 2006	381,297	3.1	67,351	(47.5)	70,013	(46.5)	42,046	(44.2)

	Net income (loss) per share	Diluted net income (loss) per share	ROE	Recurring profit to total asset ratio	Operating profit to operating income ratio
	Yen	Yen	%	%	%
Year ended Mar. 31, 2007	(2,982.86)	—	(65.5)	(12.1)	(55.1)
Year ended Mar. 31, 2006	321.38	—	5.4	4.0	17.7

Reference: Equity in net gain of affiliated companies Year ended Mar. 31, 2007: 945 million yen
Year ended Mar. 31, 2006: 1,260 million yen

(2) Consolidated Financial Position

	Total assets	Net asset	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2007	1,569,539	386,171	24.1	2,987.82
Mar. 31, 2006	1,760,186	776,357	44.1	6,121.14

Reference: Shareholders' equity Mar. 31, 2007: 378,910 million yen Mar. 31, 2006: 776,357 million yen

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Year ended Mar. 31, 2007	86,587	(5,118)	(5,873)	139,853
Year ended Mar. 31, 2006	74,552	(25,801)	(95,729)	63,851

2. Dividends

Record Dates	Cash dividends per share			Total cash dividends (Annual)	Payout ratio (Consolidated)	Dividends to net assets ratio (Consolidated)
	Interim	Year-end	Total			
	Yen	Yen	Yen	Millions of yen	%	%
Year ended Mar. 31, 2006	52.50	52.50	105.00	13,461	32.7	1.7
Year ended Mar. 31, 2007	52.50	52.50	105.00	13,315	—	2.3
Year ending Mar. 31, 2008 (Planned)	20.00	20.00	40.00		36.2	

3. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are YoY changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sept. 30, 2007	170,900	(10.3)	3,800	(73.7)	3,400	(77.8)	1,200	—	9.46
Year ending Mar. 31, 2008	335,100	(9.2)	20,600	—	19,400	—	14,000	—	110.39

4. Others

(1) Changes in significant subsidiaries during the fiscal year ended March 31, 2007.

(Changes in subsidiaries affecting the scope of consolidation): None

Newly consolidated subsidiaries: One (Company name: PROMISE (THAILAND) CO., LTD.)

Subsidiaries excluded from consolidation: One (Company name: STC Co., Ltd.)

Note: Please see "Company profile" on page 11 for more information.

(2) Revisions in accounting rules, procedures and presentations concerning preparation of consolidated financial statements (Revisions in significant items concerning the basis for preparing consolidated financial statements)

1. Revisions involving a change to accounting standards: Yes
2. Other revisions No

Note: Please see "Basis of Presentation of Consolidated Financial Statements" on page 32 for more information.

(3) Number of shares outstanding (Common shares)

1. Shares issued and outstanding (including treasury stock)
   Year ended March 2007: 134,866,665 Year ended March 2006: 134,866,665
2. Treasury stock
   Year ended March 2007: 8,048,402 Year ended March 2006: 8,047,638

Note: Please see "Per share data" on page 51 for information concerning the number of shares used to calculate consolidated net income per share.

(Reference)
Non-Consolidated Financial Results

1. Non-Consolidated Financial Results for Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007)

(1) Non-Consolidated Operating Results

(Notes: 1. Percentages represent percentage changes from the previous fiscal year.
2. In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Year ended Mar. 31, 2007	299,910	(2.6)	(197,508)	—	(196,852)	—	(374,940)	—
Year ended Mar. 31, 2006	307,960	(1.6)	66,210	(43.0)	67,718	(42.7)	40,994	(39.9)

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
Year ended Mar. 31, 2007	(2,956.51)	—
Year ended Mar. 31, 2006	313.42	—

(2) Non-Consolidated Financial Position

	Total assets	Net asset	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Mar. 31, 2007	1,385,254	360,315	26.0	2,841.19
Mar. 31, 2006	1,598,348	754,662	47.2	5,950.17

Reference: Shareholders' equity Mar. 31, 2007: 360,315 million yen Mar. 31, 2006: 754,662 million yen

2. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are YoY changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sept. 30, 2007	139,600	(10.1)	5,100	(58.2)	5,300	(57.8)	4,300	—	33.90
Year ending Mar. 31, 2008	284,000	(5.3)	13,600	—	12,900	—	10,000	—	78.85

Note: The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

1. Business Results

1)Analysis of Business Results

During the fiscal year ended March 31, 2007, Japan's economy staged a moderate recovery as employment and personal income statistics improved due to growth in corporate earnings and capital expenditures. However, several sources of concern remain. For example, there is an increasing economic gap between business sectors and geographic regions. There are also worries about higher interest rates. However, the effects of the economic recovery varied by company size, and such concerns as the soaring price of crude oil and exchange rate trends remained.

In the consumer finance industry, the operating climate is expected to become even more challenging. Consumer finance companies are seeing rapid growth in the number of legal proceedings for debt restructuring and claims for interest repayments. Furthermore, in December 2006, legislation was passed that will significantly lower the maximum interest rate prescribed by the Capital Subscription Law. The law to Partially Amend the Money Lending Business Control and Regulation Law was also passed, signaling the start of restrictions on the total amount of loans per customer and other new regulations.

To overcome these challenges, the Promise Group is working on quickly generating benefits from its alliance with the Sumitomo Mitsui Financial Group (SMFG Group) and its group companies, as well as on expanding established business operations. The Promise Group is also in the process of developing a new business model.

Results for the fiscal year ended March 31, 2007 by business are as follows.

[1] Financing Business

Income from loan guarantee business increased along with steady growth in the volume of guaranteed loans outstanding, including loans extended through the business alliance with the SMFG Group. However, media reports concerning amendments to laws and other media coverage has damaged the public's perception of the consumer finance industry. In addition, credit losses and related expenses are increasing along with the growth in the number of interest repayment claims. The result was a decrease in interest income due to a big decline in consumer loans outstanding. Due to these factors, operating income in the financing business decreased 3.2% to 360,265 million yen.

The major policies undertaken in the fiscal year ended March 31, 2007 are outlined below.

(Progress of Strategic Business Alliances)

The Promise Group has been taking steps to serve a broader spectrum of customers and make its services more convenient by combining the Group's know-how with the strengths of alliance partners.

The core business of our strategic alliances with SMFG is a consumer loan business called the Cascade business, which combines the resources of Sumitomo Mitsui Banking Corporation (SMBC), At-Loan Co., Ltd., and Promise. The volume of loans in the Cascade business has increased steadily since the start of this alliance. Recently, the partners decided to revise the Cascade business strategy in response to a shift in the public's perception of the consumer finance industry. Beginning in February 2007, only SMBC and At-Loan have been offering loan products. Promise continues to guarantee these loans and extend a full line of support extending from credit scoring to the management and collection of delinquent loans.

In addition to its two Cascade business partners, Promise is now supplying loan guarantee services to 11 financial institutions, including The Japan Net Bank, Limited, an SMFG Group member, and eight regional banks. At the end of March 2007, guaranteed loans outstanding totaled 281,385 million yen (including loans of 123,180 million yen of At-Loan that are eliminated when preparing consolidated financial statements).

(Expansion of established businesses)

The Promise Group is working on strengthening sales activities and improving the quality of loans receivable by executing a rigorous compliance program, utilizing information technology and reinforcing communications with customers.

Regarding sales activities, Promise is using customer feedback to make improvements. The Company aims to enhance the quality of services by sharing information concerning individual customers, including information on how customers were treated. Initiatives also include a review of branches and other customer service channels while maintaining the convenience of services and preserving Promise's competitive edge. In addition, Promise is enhancing services by using the Internet and cell phones. For example, the "Visible Call Center" service commenced in April 2006 for individuals using the FOMA TV cell phone service of NTT DoCoMo, Inc.

Regarding loan management, strict compliance with laws and regulations is Promise's highest priority. Promise strictly adheres to its Loan Collection Guidelines, a voluntary set of highly detailed rules for loan management activities. In addition, the company continued to use strict loan approval standards, upgrade employees' counseling skills and take other steps to improve the quality of its loan portfolio. Consumer finance companies of Promise Group use the Promise credit approval system and associated know-how, and have reviewed their loan management systems. Through these measures, these group companies worked on reinforcing credit scoring capabilities and improving the quality of their loans receivable.

[2] Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance business has prospered, with business tie-ups at the end of March 2007 reaching 32 companies, comprising two credit card companies, nine installment sales finance companies, and 21 consumer finance companies (including four Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business provided by Net Future Co., Ltd., have also expanded their earnings bases by acquiring new customers outside the Promise Group.

In the fiscal year ended March 31, 2007, lower sales caused by intense competition in Japan caused operating income from other business to decrease 5.8% to 8,649 million yen.

Total consolidated operating income decreased 3.2% to 368,915 million yen. Earnings benefited from the benefits of cost reductions targeting advertising expenses and other expense categories. However, there were a number of substantial expenses. Most significant was a 418,760 million yen provision for the allowance for losses on interest repayments. This includes a 167,750 million yen addition to the allowance for credit losses for the expected losses on loan principal associated with interest repayments. The provision was based on a review of the allowance based on recent interest repayments in accordance with the guideline of The Japanese Institute of Certified Public Accountants (JICPA) concerning the accounting treatment of allowances established by consumer finance and related companies for losses due to interest repayment claims (JICPA Industry Committee Report No. 37, October 13, 2006). In addition, expenses include an asset impairment charge for goodwill associated with At-Loan and QUOQLOAN, a charge resulting from a revaluation of deferred tax assets based on stricter standards, and other items. As a result, there was a consolidated recurring loss of 201,502 million yen and a net loss of 378,282 million yen.

2) Analysis of Financial Position

Assets, liabilities, and net assets at the fiscal year ended March 31, 2007 are as follows.

Total assets decreased 190,646 million yen to 1,569,539 million yen. This was mainly attributable to a decline of 89,147 million yen in loans receivable, mostly unsecured loans, which are core business of the Promise Group, and to an addition of 165,533 million yen to the allowance for credit losses to prepare for the write-off of principal in conjunction with interest repayments.

Total liabilities increased 211,599 million yen to 1,183,368 million yen mainly because of an increase of 227,040 million yen in the allowance for losses on interest repayments.

Net assets decreased 390,185 million yen mainly because of a 391,888 million yen decline in retained earnings.

Consolidated cash flows for the fiscal year ended March 31, 2007 are as follows:

Cash and cash equivalents at the end of the period under review increased 76,001 million yen, or 119.0%, from the end of the previous fiscal year, to 139,853 million yen.

Net cash provided by operating activities was 86,587 million yen. The main components were an 89,767 million yen decrease in consumer loans receivable. There was also a loss before income taxes and minority interests of 390,316 million yen caused by an increase in the allowance for losses on interest repayments of 227,040 million yen and a 165,509 million yen increase in the allowance for credit losses.

Net cash used in investing activities was 5,118 million yen. This was primarily the result of payments of 5,117 million yen for the purchase of shares of subsidiaries and proceeds of 3,801 million yen from sales of investments in securities.

Net cash used in financing activities was 5,873 million yen. There was a net increase of 26,383 million yen in borrowings, a net decrease of 20,000 million yen in commercial paper and cash dividends paid of 13,315 million yen.

3) Fundamental Policy for Distribution of Earnings and Dividend in the Fiscal Year Ended March 2007 and Fiscal Year Ending March 2008

Promise regards the distribution of earnings to shareholders as one of its most important management goals. Accordingly, the Company is dedicated to rewarding shareholders by improving operating results based on a powerful operating base that is backed by a sound loan portfolio and business alliances.

Regarding the distribution of earnings, the fundamental policy is to pay a stable and consistent dividend while taking into account operating results, the market conditions and plans for future growth. The Company uses retained earnings effectively mainly for the purposes of becoming more competitive and expanding business operations.

Based on this policy, the Company plans to pay a dividend per share of 105.00 yen applicable to the fiscal year ended March 31, 2007, the sum of an interim dividend of 52.50 yen and a year-end dividend of 52.50 yen.

In the fiscal year ending March 31, 2008, Promise plans to pay an annual dividend of 40 yen per share, the sum of interim and year-end payments of 20 yen each.

4) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of March 31, 2007.

[1] Legal Restrictions and Related Items

a. Risks concerning restrictions on business activities

Consumer finance companies of Promise Group must comply with all provisions (prohibition on excessive lending, requirement to provide customers with written documents, restrictions on loan collection activities, etc.) as stipulated in Article 3 of the Money Lending Business Control and Regulation Law ("Regulatory Law" hereafter). There are provisions for administrative measures (suspension of all or part of business operations, cancellation of money lending business registration) and criminal penalties for money lending companies that violate the law. In December 2006, The Law to Partially Amend the Money Lending Business Control and Regulation Law ("Amended Regulatory Law" hereafter) was passed by the Japanese Diet. A transitional period of about three years has been established between the announcement of the amended law and the enforcement of all amendments. The amendments will further tighten restrictions on consumer finance companies, such as by imposing limits on total credit extensions to individual borrowers, establishing stricter standards for approval of new consumer finance companies, and strengthening restrictions on the behavior of consumer finance companies.

Consumer finance companies of Promise Group are constantly working to improve compliance programs and strengthen internal control systems. In the event that a Group company receives an administrative action due to a violation of Group's executives and employees, there may be a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

Furthermore, amendments or other actions that tighten restrictions on the Group's business activities and expenses required to comply with such restrictions could have a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

b. Risks involving interest rates

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling.

Consumer finance companies of Promise Group are also subject to the provisions of the Interest Rate Restriction Law. Article 1, Item 1 of this law states that monetary consumer loan contracts are invalid with regard to the portion that exceeds the maximum interest rate (annual rate of 20% for principal below 100,000 yen, 18% for principal of 100,000 yen or more but less than 1,000,000 yen, and 15% for principal of 1,000,000 yen or more). On the other hand, Article 43 of the Regulatory Law states that the payment of this excess portion of interest is a valid loan repayment ("deemed repayment" hereafter) irrespective of Article 1, Item 1 of the Interest Rate Restriction Law in cases where certain conditions are met. These conditions include, but are not limited to, the voluntary payment of the excess portion by the borrower as loan interest and the provision to the borrower of written documents prescribed in Articles 17 and 18 of the Regulatory Law.

However, when the recently passed Amended Regulatory Law is fully enforced, there will be an effective decline in the maximum lending rate of the Capital Subscription Law to the same level as the maximum interest rate prescribed by the Interest Rate Restriction Law. In addition, deemed repayments will be abolished. There are fears of a credit crunch in Japan's consumer loan market if these regulatory changes cause consumer finance companies to quickly tighten their credit approval standards and lead to an industry realignment that includes mergers, acquisitions and companies going out of business. These events may have a significant negative impact on the Promise Group's performance. The Promise Group is currently reviewing its business strategies to prepare for market conditions following the full enforcement of the Amended Regulatory Law. The group is also taking many actions to generate earnings. However, the group may be forced to conduct another business restructuring or cut costs even more. If these actions result in unplanned expenses, or if new amendments further lower the maximum lending rate, there may be a significant negative impact on the Promise Group's operations and performance.

c. Risks involving additional losses on interest repayments

Interest rates on loans receivable at Promise Group consumer finance companies exceed the maximum lending rate prescribed by the Interest Rate Restriction Law. In recent years, there has been an increase in demands for the strict interpretation of conditions required for the recognition of deemed repayments of the portion of interest that exceeds the maximum lending rate.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. In the worst case scenario, it is possible that the items in written documents exchanged with borrowers when an ATM of a tie-up network is used or the written documents exchanged with borrowers when a bank transfer is made could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. Moreover, since customers can borrow money as many times as they wish using revolving loans as long as they stay within a certain upper limit and repay any amount as long as the amount is above a predetermined minimum, the consumer finance companies of the Promise Group have traditionally omitted the number of payments and terms and amounts of repayments from their written documents. However, in accordance with a Supreme Court decision handed down in December 2005, consumer finance companies are now required to put a tentative number of payments and terms and amounts of repayments in the written documents they give to customers at the time of additional loans even if it is a revolving loan. In addition, in January 2006, a ruling was made deeming invalid the special loan clause allowing consumer finance companies to require a lump-sum repayment of the outstanding loan balance when installment payments are missed. The ruling stated that requiring the payment of amounts in excess of the legal interest rate under the Interest Rate Restriction Law was in practice involuntary and, therefore, did not qualify as an application of the "voluntary payment of interest" stipulated in Article 43 of the Regulatory Law. In addition, a ruling deemed invalid Article 15, Item 2 of the enforcement rules of the Regulatory Law that allowed the substitution of the contract number for the date of the contract date on the receipt because it exceeded the scope of the authority of the law. Consumer finance companies of Promise Group regard these rulings as a matter of the utmost importance. Accordingly, the Group has eliminated the special loan clause that allows demanding a lump-sum repayment of the outstanding balance when installment payments are late. In addition, the Group has altered the format of internally issued receipts to include the contract date and certain other information. Nevertheless, when a customer uses the ATM of an alliance partner, there may be cases where the documents issued do not include all necessary information because measures have not been taken to provide for the provision of all services.

Furthermore, along with the increase in legal debt restructuring, there has been growth year after year in interest repayment claims of the portion of loan interest that exceeds the maximum interest rate stipulated by the Interest Rate Restriction Law. The Promise Group's consolidated interest repayments totaled 35,807 million yen as of the end of March 2007. In response, the Promise Group recalculated its allowance for losses on interest repayments based on the guideline of The JICPA concerning the accounting treatment of allowances established by consumer finance and related companies for losses due to interest repayment claims (JICPA Industry Committee Report No. 37, October 13, 2006). The recalculation included the portion of loan principal written off in conjunction with interest repayments. This process resulted in a provision of 418,760 million yen, including a provision of 167,750 million yen for the allowance for credit losses for the estimated write-off of principal associated with interest repayments. These additions to the allowances provide protection for risks involving future interest repayments.

Nevertheless, if the interest repayment amount exceeds the expected amount or if the ongoing revision of related laws should not be in the Group's favor, interest repayments could have a significant negative impact on the Promise Group's performance.

[2] Risk regarding Multiple Indebteness Problem and Loans Made to Consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy have become social issues. Along with these developments, there have been negative media reports concerning the multiple indebtedness problem and consumer finance companies, including the Promise Group. These reports have had a negative impact on the Promise Group's performance.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

Furthermore, the seven companies that form the core of the Liaison Group of Consumer Finance Companies are promoting voluntarily efforts regarding the multiple indebtedness issue based on three initiatives: "Supporting Sound Management of the Household Budget," "Providing Information for Safe and Convenience Use," and "Working to Build a Safety Net." Specific activities include the placement of advertisements to educate consumers, the publication and distribution of educational materials, and the launch in October 2006 of a web site that, among other services, allows visitors to evaluate their household budgets and spending patterns.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, such as intervention by lawyers, loan losses would increase and could impact on the performance of the Promise Group.

[3] Risk regarding Handling of Personal Information and the Information Privacy Law

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group. In October 2006, Promise received the Privacy Mark from the Japan Information Processing Development Corporation (JIPDEC). This is certification that Promise has established a personal information protection system that conforms to the Japanese Industrial Standard JISQ 15001 personal information protection management system requirements.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

[4] Risk regarding New Market Entrants and New Competitive Field

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

More companies from other industries are unlikely to enter the consumer finance market at this time because of the previously mentioned laws that place greater restrictions on moneylenders and the current discussions concerning amendments to the Regulatory Law that would establish even tighter restrictions. However, should these regulations be liberalized and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

[5] Fund Raising and Interest Rates on Financing

Following the May 1999 enactment of the Nonbank Bond Issuing Law, the Promise Group has conducted a large number of bond issues in view of the current up-turn trend of market rates. The Group has further diversified fund procurement channels by making use of loans from financial institutions and other sources, syndicated loans, and other forms of debt. The central theme of all these activities is the procurement of long-term funds that carry fixed interest rates. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

[6] Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

[7] Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). Promise and the SMFG Grroup will places both company as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. In addition, the Promise Group had loans totaling 219,141 million yen from Sumitomo Mitsui Banking Corporation as of March 31, 2007.

However, should performance not proceed as planned due to a sudden change in the business climate or other factors, it might have a damaging influence on the performance of the Promise Group and a decrease in amount of loans. In addition, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

[8] Country Risk

The Promise Group is developing business in overseas markets for the purpose of establishing a new earnings base.

It is possible that overseas Group companies could experience losses or face operating difficulties due to country risk factors of their resident country, such as market trends, existence of competitors, politics, economics, legal regulations, culture, religion, customs, exchange rates, or others. Should such a situation arise, it could impact negatively on the performance of the Promise Group.

[9] Group Strategy and Performance Trends

The Promise Group will pursue its Group strategy under the business and capital alliances with the SMFG Group and cooperation with other business partners while taking into account various factors, including its operating environment. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

2. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 10 consolidated subsidiaries, eight non-consolidated subsidiaries, two affiliated companies (including one accounted for by the equity method of consolidation), and two associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is the Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., QUOQLOAN INC. (consolidated subsidiary), Sun Life Co., Ltd. (consolidated subsidiary), At-Loan Co., Ltd. (consolidated subsidiary) and MOBIT CO., LTD. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) and PROMISE (THAILAND) CO., LTD. (consolidated subsidiary) operate a consumer loan business.

Promise, At-Loan and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer finance business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business, centered on the Pal Building, for the collection of rents for tenant-occupied buildings.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services and computer system design, operation, and management to Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) CO., LTD. (consolidated subsidiary) provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. However, this company was dissolved on April 30, 2007. In addition, Liang Jing Co., Ltd. (consolidated subsidiary) operates a loan management and collection business.

Categorized under associated companies, Sumitomo Mitsui Banking Corporation runs its own banking business while Sumitomo Mitsui Financial Group, Inc. performs business management and related businesses for its associated companies.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities
Insite Corporation	Real estate related businesses
Car Conveni Club Co., Ltd.	Automobile maintenance and repairs, automotive body work
Do Financial Service Co., Ltd.	(Preparing to start operations) Installment credit intermediary services, loan guarantees
Cau-ichi Co., Ltd.	(Preparing to start operations) Information provision services using the Internet
Car-ichi Co., Ltd.	(Preparing to start operations) Automobile auctions

[Overseas subsidiaries and affiliated company]	[Business Description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO.,LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds

(2) Promise Group Organization


Financing Business
Other Businesses
(Domestic companies)
Promise Co., Ltd.
(The Company)
QUOQLOAN INC.
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Telemarketing and system development
PAL Life Co., Ltd.
(Consolidated subsidiary)
Net Future Co., Ltd.
(Consolidated subsidiary)
Insite Corporation
(Subsidiary)
Car Conveni Club Co., Ltd.
(Subsidiary)
All Japan Information Center Co., Ltd.
(Subsidiary)
Business alliance
Sumitomo Mitsui Banking Corporation
(Associated company)
Sumitomo Mitsui Financial Group, Inc.
(Associated company)
(Overseas companies)
PROMISE (HONG KONG) CO., LTD.
(Consolidated subsidiary)
PROMISE (THAILAND) CO., LTD.
(Subsidiary)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (TAIWAN) CO., LTD.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment (Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.
(Affiliated company)
Customers
Customers

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Type of relation				Notes
					Number of directors	Capital support	Type of business	Leased facilities	
QUOQLOAN INC.	Kita-ku, Osaka	5,434 million yen	Consumer finance	100.00	7 (4)	Debt guarantees, Loans	ATM and other network tie-ups	Offices	1
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	185 million yen	Consumer finance	100.00	6 (3)	Loans	ATM network tie-up	Offices	—
At-Loan Co., Ltd.	Minato-ku, Tokyo	10,912 million yen	Consumer finance	50.00	4 (2)	—	ATM and other network tie-ups and guarantees on unsecured loans	—	2
PAL Servicer Co., Ltd.	Chiyoda-ku, Tokyo	500 million yen	Loan management and collection	100.00	8 (3)	Loans	Sale of loans	Offices	—
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	3,000 million yen	Management of leased real estate	100.00	5 (2)	Loans	—	Offices	—
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	390 million yen	Telemarketing, ATM management / administration and system development	100.00	5 (1)	—	System development	Offices	3
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	3 (3)	Debt guarantees	—	—	—
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Loan management and collection	100.00	3 (2)	—	—	—	—
PROMISE (TAIWAN) CO., LTD.	Taipei, Taiwan	NT$1,240,000 thousand	Credit appraisal and analysis for loans	100.00	4 (3)	—	—	—	4
PROMISE (THAILAND) CO., LTD.	Bangkok, Thailand	THB560,000 thousand	Consumer finance	100.00	2 (2)	Debt guarantees	—	—	5

Notes: 1. QUOQLOAN INC. became a wholly owned subsidiary of Promise on March 30, 2007 following the purchase of all treasury stock held by QUOQ Inc.

2. Of the above subsidiaries, At-Loan Co., Ltd., is a specified subsidiary.
3. Net Futures Co., Ltd. and STC Co., Ltd. merged on April 1, 2006 with Net Futures, which is the surviving company.
4. On August 23, 2006, consolidated subsidiary PROMISE (TAIWAN) CO., LTD. sold additional stock through an allocation to shareholders. Promise purchased stock totaling 1,418,000 thousand Taiwan dollars of the total allocation of 1,836,000 thousand Taiwan dollars in stock. On September 6, 2006, PROMISE (TAIWAN) conducted a gratis capital reduction totaling 1,981,000 thousand Taiwan dollars. On October 26, 2006, Promise purchased all PROMISE (TAIWAN) shares held by Ta Chong Bank, Ltd., making PROMISE (TAIWAN) a wholly owned subsidiary. On December 12, 2006, Promise decided to dissolve PROMISE (TAIWAN). To ensure the smooth completion of the dissolution procedure by giving PROMISE (TAIWAN) positive equity, Promise on March 15, 2007 purchased PROMISE (TAIWAN) stock totaling 1,135,000 thousand Taiwan dollars that was issued through a shareholder allocation. This company was dissolved on April 30, 2007.
5. Promise purchased shares issued by consolidated subsidiary PROMISE (THAILAND) CO., LTD. through shareholder allocations on June 12, 2006 and September 11, 2006. Each allocation was 110,000 thousand baht, resulting in a total purchase of 220,000 thousand baht. In addition, this subsidiary was newly consolidated in fiscal 2007 due to its increasing importance concerning the consolidated financial statements.
6. The figure in parentheses under Number of directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Location	Capital	Principal business	% of voting rights	Type of relation				Notes
					Number of directors	Capital support	Type of business	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	20,000 million yen	Consumer finance	50.00 (5.00)	5 (2)	—	ATM network tie-up	—	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The figure in parentheses under Number of directors represents the number of directors serving in concurrent positions.

(5) Status of Affiliated Companies

Name	Location	Capital	Principal business	% of voting rights	Type of relation			
					Number of directors double post in both companies	Capital support	Type of business	Leased facilities
Sumitomo Mitsui Financial Group, Inc. (Note 1, 2)	Chiyoda-ku, Tokyo	1,420,877 million yen	Holding company	22.03 (22.03)	—	—	—	—
Sumitomo Mitsui Banking Corporation (Note 2)	Chiyoda-ku, Tokyo	664,986 million yen	Banking	22.03	—	—	Loan-related and deposit-related transactions and guarantees of unsecured loans	—

Notes: 1. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
2. The company has submitted a Securities Report.

3. Management Policies

1) Basic Management Policies

The Promise Group pursues its business based on the corporate philosophy of "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees."

By increasing its social contribution through higher levels of customer satisfaction and efforts to prevent multiple indebtedness among individuals, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

In line with these policies, the Promise Group is working to enhance and expand its consumer finance services, particularly in the retail sector. In addition, the Group is dedicated to earning the trust of customers and other stakeholders and meeting their expectations by executing a rigorous compliance program (adherence to ethical standards and laws and regulations), reinforcing internal control systems, and maintaining a firm commitment to corporate social responsibility. The objective is to maximize corporate value based on commitments to both earnings growth and corporate citizenship.

2) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) and return on equity (ROE) as business performance indicators and targets improvement in these figures.

3) Medium- and Long-Term Business Plan

The Japanese economy is expected to continue recovering at a moderate pace. However, there appear to be growing disparities among different companies, regions of Japan, consumer segments, and other items. Moreover, concerns remain about such developments as the high cost of raw materials and the upturn in long-term interest rates following the canceling of the Japanese government's zero-interest-rate policy.

In the consumer finance industry, the number of personal bankruptcies is declining but legal debt restructuring and interest repayment claims are increasing rapidly. In addition, in December 2006, legislation was passed that will significantly lower the maximum lending rate prescribed by the Capital Subscription Law. The Law to Partially Amend the Money Lending Business Control and Regulation Law, which will establish restrictions on total loans per customer and impose other restrictions, was passed the same month. A transitional period of about three years has been established until the enforcement of all of the new provisions. These changes will have an enormous impact on the consumer finance industry that may even cause a sharp reduction in the amount of credit extended and a realignment of the industry in which many companies are forced to shut down.

The Promise Group is responding with speed and flexibility to these changes with the objective of maximizing corporate value based on commitments to both earnings growth and corporate citizenship.

In its core consumer finance business, in view of the action toward legal revisions, the Promise Group plans to continue building on its strategic business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). At the same time, the Promise Group will prioritize communications with customers, conduct appropriate credit provision, offer products and services that meet a diverse range of needs, and take other steps in order to realize the concept of "Promise is number one in the minds of customers."

To build a broader earnings base, the Promise Group plans to expand its peripheral financial businesses, such as the loan guarantee business and the servicer business. At the same time, by establishing a broad range of business alliances, including ties-up with companies in other industries, Promise also aims to develop a new business model that can directly target a variety of financial needs. Promise has already taken two steps in this direction. A service involving real estate rentals is already operating. In addition, Promise announced in January 2007 an alliance with livedoor Co., Ltd., (now livedoor Holdings Co., Ltd.) concerning the operation of an Internet shopping mall. Plans also include the launch of a business that will offer automotive services as well as the start of other businesses. Promise plans to use Do Financial Service Co., Ltd., a newly established comprehensive finance company, as the platform for building businesses that target the financial needs associated with a variety of purchasing activities by consumers. Through these actions, Promise aims to establish a broader earnings base.

Regarding overseas operations, plans call for entering new areas in addition to the existing operations in Hong Kong (consumer finance), Taiwan (loan management and collection business), and Thailand (consumer finance). Studies and research covering all areas of Asia will be conducted for this purpose.

Other themes include assembling the frameworks needed to respond to the upcoming revision of laws related to the money lending business; building a stronger internal control system centered on compliance activities; reinforcing risk management systems; improving cost efficiency; and establishing a sounder financial position. Furthermore, the Promise Group places limitations on multiple-debt holdings by customers and conducts corporate citizenship activities aimed at prospering with society. The goal is to be a highly trustworthy corporate group.

4) Major Issues Facing the Company

Promise believes that the operating environment in the consumer finance industry will become extremely challenging. There are fears that amendments to laws may cause earnings to fall and trigger a realignment of the industry that will force many companies to shut down.

In response, the Promise Group is increasing efforts to develop new businesses, as was explained earlier, and restructuring established businesses with the aim of generating profits. Specific measures include the consolidation of centralized customer service centers and the closing and consolidation of unprofitable branch offices. Furthermore, Promise has started the reorganization of two of the group's consumer finance companies (QUOQLOAN INC. and Sun Life Co., Ltd.) and is reexamining advertising and marketing expenses, IT system investments and all other components of the cost structure.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness and the sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to solve these issues to both protect its customers and enable the sound development of the overall industry.

5) Other Major Issues

Not applicable

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006) Amount		%	FY 2007 (Mar. 31, 2007) Amount		%	Change Amount
(Assets)								
I Current assets								
1 Cash and deposits	3		55,638			69,833		14,194
2 Notes and accounts receivable	1		4,137			3,013		(1,124)
3 Consumer loans receivable: Principal	2,3, 8,9		1,580,982			1,491,835		(89,147)
4 Short-term loans receivable	10		10,530			72,562		62,032
5 Deferred tax assets			45,595			59,648		14,052
6 Claim for indemnities			—			7,397		7,397
7 Other			37,084			33,512		(3,571)
Allowance for credit losses	12		(135,440)			(300,974)		(165,533)
Total current assets			1,598,527	90.8		1,436,828	91.5	(161,699)
II Fixed assets								
1 Property and equipment								
(1) Buildings and structures		31,426			31,013			
Accumulated depreciation		15,610	15,815		16,360	14,653		(1,162)
(2) Equipment, fixtures and vehicles		30,269			29,527			
Accumulated depreciation		20,003	10,265		21,424	8,102		(2,163)
(3) Land			50,646			50,491		(155)
Total property and equipment, net			76,728	4.4		73,247	4.7	(3,481)
2 Intangible fixed assets								
(1) Software			—			8,090		8,090
(2) Excess investment cost over net assets of consolidated subsidiaries acquired, net			11,964			—		(11,964)
(3) Goodwill			—			516		516
(4) Other			9,065			769		(8,295)
Total intangible fixed assets, net			21,030	1.2		9,376	0.6	(11,653)
3 Investments and advances								
(1) Investments in securities	3,4		49,243			37,652		(11,590)
(2) Deferred tax assets			984			664		(320)
(3) Other	3,5		13,670			11,770		(1,900)
Total investments and advances			63,899	3.6		50,086	3.2	(13,812)
Total fixed assets			161,658	9.2		132,711	8.5	(28,947)
Total assets			1,760,186	100.0		1,569,539	100.0	(190,646)

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006) Amount	%	FY 2007 (Mar. 31, 2007) Amount	%	Change Amount
(Liabilities)						
I Current liabilities						
1 Accounts payable: Trade		2,517		109		(2,408)
2 Short-term loans payable	3	117,726		137,122		19,396
3 Current portion of long-term loans payable	3	142,106		130,986		(11,120)
4 Bonds scheduled for redemption within one year		55,000		50,000		(5,000)
5 Accrued income taxes		26,835		1,095		(25,739)
6 Accrued bonuses to employees		3,491		3,565		74
7 Accrued bonuses to directors and corporate auditors		—		19		19
8 Accruals for debt guarantees		4,391		4,760		369
9 Allowance for losses on interest repayments		23,970		72,600		48,630
10 Other	6	33,675		19,168		(14,506)
Total current liabilities		409,714	23.3	419,429	26.7	9,714
II Long-term liabilities						
1 Corporate bonds		180,000		190,000		10,000
2 Long-term loans payable	3	369,949		388,280		18,330
3 Deferred tax liabilities		6,129		3,846		(2,283)
4 Accrued severance indemnities for employees		2,048		1,510		(537)
5 Allowance for retirement benefits for directors and corporate auditors		422		436		14
6 Accruals for loss guarantees		2,000		—		(2,000)
7 Allowance for losses on interest repayments		—		178,410		178,410
8 Other		1,504		1,454		(49)
Total long-term liabilities		562,054	31.9	763,939	48.7	201,884
Total liabilities		971,768	55.2	1,183,368	75.4	211,599

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006)		FY 2007 (Mar. 31, 2007)		Change
		Amount	%	Amount	%	Amount
(Minority interests)						
Minority interests		12,059	0.7	—	—	—
(Shareholders' equity)						
I Common stock	13	80,737	4.6	—	—	—
II Capital surplus		138,414	7.9	—	—	—
III Retained earnings		602,907	34.2	—	—	—
IV Net unrealized gain on securities		11,607	0.7	—	—	—
V Foreign currency translation adjustments		109	0.0	—	—	—
VI Treasury stock	14	(57,418)	(3.3)	—	—	—
Total shareholders' equity		776,357	44.1	—	—	—
Total liabilities, minority interests and shareholders' equity		1,760,186	100.0	—	—	—
(Net assets)						
I Shareholders' equity						
1 Common stock		—	—	80,737	5.1	—
2 Capital surplus		—	—	138,413	8.8	—
3 Retained earnings		—	—	211,018	13.4	—
4 Treasury stock		—	—	(57,423)	(3.6)	—
Total shareholders' equity		—	—	372,747	23.7	—
II Valuation and translation differences						
1 Net unrealized gain on securities		—	—	5,606	0.4	—
2 Net deferred hedge losses		—	—	(19)	(0.0)	—
3 Foreign currency translation adjustments		—	—	575	0.0	—
Total valuation and translation differences		—	—	6,163	0.4	—
III Minority interests		—	—	7,261	0.5	—
Total net assets		—	—	386,171	24.6	—
Total liabilities and net assets		—	—	1,569,539	100.0	—

(2) Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount		%	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Change Amount
I Operating income								
1 Interest on consumer loans			360,588			344,797		(15,791)
2 Other financial revenues	1		13			159		145
3 Sales			958			373		(585)
4 Other			19,736			23,585		3,849
Total operating income			381,297	100.0		368,915	100.0	(12,381)
II Operating expenses								
1 Financial expenses	2		15,496			15,453		(43)
2 Cost of sales			721			323		(398)
3 Other operating expenses								
(1) Advertising expenses		20,333			15,685			
(2) Provision for uncollectible loans		125,806			234,670			
(3) Credit losses written off against the allowance		—			9,336			
(4) Provision for accruals for debt guarantees		—			3,808			
(5) Provision for losses on interest repayments		23,970			149,887			
(6) Loss on sales of credit		—			35,341			
(7) Employees' salaries and bonuses		27,034			26,820			
(8) Provision for bonuses		3,454			3,484			
(9) Net periodic benefit cost		(3,699)			2,069			
(10) Allowance for retirement accounts for directors and corporate auditors		93			78			
(11) Employee welfare expenses		3,506			3,616			
(12) Rent expenses		11,340			9,949			
(13) Depreciation		9,243			7,525			
(14) Fee expenses		22,427			22,070			
(15) Communications expenses		4,333			3,988			
(16) Expenses for interest repayments		14,440			—			
(17) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries		1,785			—			
(18) Amortization of goodwill		—			1,756			
(19) Other		33,656	297,726		26,372	556,462		258,735
Total operating expenses			313,945	82.3		572,239	155.1	258,293
Operating profit (loss)			67,351	17.7		(203,323)	(55.1)	(270,675)

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount		%	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Change Amount
III Non-operating income								
1 Interest and dividend income on investments		263			283			
2 Insurance money received and insurance dividends		540			147			
3 Equity in earnings of Tokumei Kumiai		310			66			
4 Equity in net gain of affiliated companies		1,260			945			
5 Other		1,235	3,609	0.9	856	2,298	0.6	(1,310)
IV Non-operating expenses								
1 Interest expense		47			31			
2 Amortization of stock issue expenses		22			—			
3 Expense for relocation of offices		615			203			
4 Other		262	948	0.2	243	478	0.1	(469)
Recurring profit (loss)			70,013	18.4		(201,502)	(54.6)	(271,516)
V Extraordinary income								
1 Gain on sales of investments securities		583			2,900			
2 Gains on return of substitutional portion of the Welfare Pension Fund Plan		7,765			—			
3 Reversal of accruals for debt guarantees		—			1,584			
4 Reversal of accruals for loss guarantees		—			220			
5 Other		27	8,377	2.2	10	4,714	1.3	(3,662)
VI Extraordinary losses								
1 Loss on sales or disposal of property and equipment	3	861			562			
2 Impairment loss	4	2,621			11,910			
3 Loss on sales of credit	5	1,781			427			
4 Loss on valuation of investments in securities		—			5,598			
5 Impairment loss on deposits for golf club membership	6	30			—			
6 Provision for losses on interest repayments		—			174,943			
7 Provision for loss guarantees		1,139			—			
8 Loss on changes in equity	7	317			—			
9 Other		307	7,059	1.9	86	193,528	52.5	186,469
Income (loss) before income taxes and minority interests			71,331	18.7		(390,316)	(105.8)	(461,648)
Income taxes								
Current		45,701			4,587			
Deferred		(11,696)	34,004	8.9	(11,882)	(7,295)	(2.0)	(41,300)
Minority interests in net loss of consolidated subsidiaries			4,719	1.2		4,738	1.3	18
Net income (loss)			42,046	11.0		(378,282)	(102.5)	(420,329)

(3) Consolidated Statements of Retained Earnings and Statement of Changes in Net Assets

(Consolidated Statements of Retained Earnings) (Millions of yen)

Classification	Foot-notes	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	
		Amount	
(Capital surplus)			
I Capital surplus at beginning of period			138,458
II Decrease in capital surplus			
Loss on sales of treasury stock		43	43
III Capital surplus at end of period			138,414
(Retained earnings)			
I Retained earnings at beginning of period			575,196
II Increase in retained earnings			
Net income		42,046	42,046
III Decrease in retained earnings			
1 Cash dividends paid		14,201	
2 Bonuses to directors and corporate auditors		133	14,335
IV Retained earnings at end of period			602,907

(Consolidated Statement of Changes in Net Assets)

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the fiscal year					
Cash dividends paid *			(6,657)		(6,657)
Cash dividends paid			(6,657)		(6,657)
Bonuses to directors and corporate auditors *			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(378,282)		(378,282)
Acquisition of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		0	0
Total changes during the fiscal year	—	(0)	(391,888)	(4)	(391,893)
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the fiscal year						
Cash dividends paid *						(6,657)
Cash dividends paid						(6,657)
Bonuses to directors and corporate auditors *						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(378,282)
Acquisition of treasury stock						(4)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the fiscal year—net	(6,000)	(19)	466	(5,553)	(4,798)	(10,352)
Total changes during the fiscal year	(6,000)	(19)	466	(5,553)	(4,798)	(402,245)
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171

* Dividend and bonuses which were approved at the General Meeting of Shareholders held in June 2006.

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount	Change Amount
I Operating activities			
1 Income (loss) before income taxes and minority interests	71,331	(390,316)	(461,648)
2 Depreciation and amortization	9,243	7,525	(1,717)
3 Impairment loss	2,621	11,910	9,288
4 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	1,785	—	(1,785)
5 Amortization of goodwill	—	1,756	1,756
6 Increase in allowance for credit losses	4,473	165,509	161,035
7 Increase (decrease) in provision for bonuses	(79)	93	173
8 Increase in accruals for debt guarantees	3,402	374	(3,027)
9 Increase in allowance for losses on interest repayments	23,970	227,040	203,070
10 Decrease in provision for accrued severance indemnities	(12,285)	(537)	11,748
11 Increase in allowance for retirement benefits for directors and corporate auditors	44	14	(29)
12 Increase (decrease) in accruals for loss guarantees	1,139	(2,000)	(3,139)
13 Interest and dividend income on investments	(263)	(283)	(20)
14 Interest expense	47	31	(16)
15 Equity in net gain of affiliated companies	(1,260)	(945)	314
16 Gain on sales of investments in securities	(583)	(2,900)	(2,316)
17 Loss on valuation of investments in securities	—	5,598	5,598
18 Loss on sales or disposal of property and equipment	861	562	(298)
19 Equity in earnings of Tokumei Kumiai	(310)	(66)	244
20 Decrease in consumer loans receivable: Principal	21,214	89,767	68,552
21 Decrease (increase) in sales credits	(4,875)	2,241	7,117
22 Increase in claim for indemnities	—	(4,918)	(4,918)
23 Decrease in purchased receivables	—	5,170	5,170
24 Increase in procurement obligations	1,796	2,323	527
25 Other	(3,137)	(1,295)	1,842
Subtotal	119,136	116,655	(2,480)
26 Interest and dividend income	241	293	51
27 Interest expense	(47)	(31)	16
28 Income taxes paid	(44,778)	(30,329)	14,448
Net cash provided by operating activities	74,552	86,587	12,035

(Continued) (Millions of yen)

Classification	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Change
	Amount	Amount	Amount
II Investing activities			
1 Payment for purchase of property and equipment	(6,289)	(2,223)	4,066
2 Proceeds from sales of property and equipment	41	77	36
3 Payment for purchase of intangible fixed assets	(5,059)	(2,775)	2,284
4 Payment for purchase of investments in securities	(15,226)	(27)	15,199
5 Proceeds from sales of investments in securities	1,419	3,801	2,381
6 Payment for purchase of shares of subsidiaries	(1,585)	(5,117)	(3,531)
7 Proceeds from sales of shares of subsidiaries	412	—	(412)
8 Payment for loans made	(530)	(150)	379
9 Proceeds from collection of loans receivable	30	77	47
10 Other	987	1,218	231
Net cash used in investing activities	(25,801)	(5,118)	20,683
III Financing activities			
1 Net repayment of commercial paper	20,000	(20,000)	(40,000)
2 Proceeds from short-term loans payable	60,895	164,367	103,471
3 Repayments of short-term loans payable	(28,722)	(148,679)	(119,957)
4 Proceeds from long-term loans payable	143,365	153,893	10,528
5 Repayments of long-term loans payable	(198,201)	(143,198)	55,003
6 Proceeds from issuance of bonds, net of expenses	19,886	59,683	39,797
7 Redemption of bonds	(50,000)	(55,000)	(5,000)
8 Proceeds from sale of treasury stock	504	0	(504)
9 Payment for purchase of treasury stock	(55,180)	(4)	55,175
10 Cash dividends paid	(14,201)	(13,315)	885
11 Proceeds of capital contributions by minority shareholders	5,925	—	(5,925)
12 Repayment to minority shareholders	—	(3,619)	(3,619)
Net cash used in financing activities	(95,729)	(5,873)	89,855
IV Effect of exchange rate changes on cash and cash equivalents	(22)	91	113
V Net increase (decrease) in cash and cash equivalents	(47,002)	75,686	122,688
VI Cash and cash equivalents at beginning of period	110,853	63,851	(47,002)
VII Effect of the increase in scope of consolidated subsidiaries	—	314	314
VIII Cash and cash equivalents at end of period	63,851	139,853	76,001

(5) Basis of Presentation of Consolidated Financial Statements

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Scope of Consolidation 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. STC Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Plat Corporation changed its name to QUOQLOAN INC., effective June 13, 2005. 2) Major Non-Consolidated Subsidiaries PROMISE (EUROPE) S.A. (Reason for exclusion from consolidation) The remaining non-consolidated subsidiaries were not consolidated because their aggregate amount of total assets, operating income, net income (amount corresponding to ownership), and retained earnings (amount corresponding to ownership) were not material to the consolidated financial statement.	1. Scope of Consolidation 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. PROMISE (THAILAND) CO., LTD. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future, which is the surviving company. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the fiscal year ended March 31, 2007. 2) Major Non-Consolidated Subsidiaries PROMISE (EUROPE) S.A. (Reason for exclusion from consolidation) (No change)
2. Application of Equity Method 1) Number of Companies to which Equity Method Has Been Applied: 1 Company Name MOBIT CO., LTD. 2) The equity method was not applied to non-consolidated subsidiary, PROMISE (EUROPE) S.A. and affiliated company, NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their net income and retained earnings (amount corresponding to ownership) were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the consolidated financial statement.	2. Application of Equity Method 1) (No change) 2) (No change)

<table>
<tr><th>FY 2006
(Apr. 1, 2005 – Mar. 31, 2006)</th><th>FY 2007
(Apr. 1, 2006 – Mar. 31, 2007)</th></tr>
<tr><td>3) The fiscal year-end of the Company applied the equity method coincided with the fiscal year-end of the consolidated financial statement.</td><td>3)(No change)</td></tr>
<tr><td>3. Fiscal Year-End for Consolidated Subsidiaries
Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows.

Company Name — Fiscal Year-End
PROMISE (HONG KONG) CO., LTD. — December 31
Liang Jing Co., Ltd. — December 31
PROMISE (TAIWAN) CO., LTD. — December 31

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.</td><td>3. Fiscal Year-End for Consolidated Subsidiaries
Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows.

Company Name — Fiscal Year-End
PROMISE (HONG KONG) CO., LTD. — December 31
Liang Jing Co., Ltd. — December 31
PROMISE (TAIWAN) CO., LTD. — December 31
PROMISE (THAILAND) CO., LTD. — December 31

For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.</td></tr>
<tr><td>4. Summary of Significant Accounting Policies
1) Standards and Methods for Valuing Assets
a. Securities
Other securities
1. Marketable Other securities are stated at market value as of the fiscal year-end.
Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.
b. Derivatives
Derivatives are stated at market value.

2) Method of Depreciation of Material Depreciable Assets
(1) Property and equipment
Property and equipment are principally depreciated using the declining-balance method.
However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets.
The main useful lives are as follows.
Buildings and structures: 3–50 years
Equipment, fixtures and vehicles: 2–20 years</td><td>4. Summary of Significant Accounting Policies
1) Standards and Methods for Valuing Assets
a. Securities
Other securities
1. Marketable Other securities are stated at market value as of the fiscal year-end.
Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.
b. Derivatives
(No change)

2) Method of Depreciation of Material Depreciable Assets
(1) Property and equipment
(No change)</td></tr>
</table>

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(2) Intangible fixed assets Intangible fixed assets are amortized using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.	(2) Intangible fixed assets, net (No change)
3) Method of Transaction of Deferred Assets Stock issue expenses are charged to the entire amount expensed as incurred.	3) ————
4) Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provided at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding. In addition, overseas consolidated subsidiaries provided the reserve in amounts based on the probability of collection.	4) Accounting Basis for Reserves (1) Allowance for credit losses (No change)
(2) Accrued bonuses to employees The accrued bonuses to employees at the end of the fiscal year is provided based on the expected payment amount.	(2) Accrued bonuses to employees (No change)
(3) ————	(3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Companies provide an allowance for the current fiscal year portion that based on the expected payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the fiscal year under review, the Companies have adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). As a result, operating loss, recurring loss, and loss before income taxes and minority interests in the fiscal year increased by 19 million yen each compared with the amounts that would have been reported if the previous standards had been applied consistently.
(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	(4) Accruals for debt guarantees (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(5) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, beginning with the fiscal year under review, the Company and certain subsidiaries has set up an allowance for losses on interest repayments as a current liability. In accordance with this action, a provision for losses on interest repayments totaling 23,970 million yen was included in operating expenses for the fiscal year under review. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and income before income taxes and minority interests declined 23,970 million yen.	(5) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the fiscal year under review, the Company and certain subsidiaries changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company and certain subsidiaries recorded 174,943 million yen (provision for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the expected for losses on interest repayments applicable to principal of consumer loans receivable, 167,750 million yen of estimated interest repayments was included in the allowance for credit losses.
(6) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(6) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Additional information) Along with the enforcement of the Defined Benefit Corporate Pension Plan Law, on April 22, 2005, the Companies obtained approval from Japan's Minister of Health, Labour and Welfare to be exempted from the future benefit obligation for the substitutional portion of the contributory funded benefit pension plan. In turn, on March 31, 2006, the Companies received approval to return the prior portion. The impact on income or losses in the fiscal year under review on a consolidated basis amounted to extraordinary income of 7,765 million yen.	
(7) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.	(7) Allowance for retirement benefits for directors and corporate auditors (No change)
(8) Accruals for loss guarantees The Companies has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(8) ————
5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas companies are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the consolidated balance sheet.	5) Foreign Currency Translations (assets and liabilities denominated in foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot rate prevailing on the balance sheet date. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments under the net assets section on the consolidated balance sheet.
6) Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	6) Lease Transactions (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
7) Hedging (1) Hedge accounting method The Companies use deferred method for hedge accounting. Exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	7) Hedging (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	(2) Hedging instruments and hedging targets (No change)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Companies manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Companies Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors. Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.	(5) Risk management system (No change)
8) Other Material Items in Basis of Presentation of Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate.	8) Other Material Items in Basis of Presentation of Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(2) Other operating income 1. Loan guarantee revenues Booked based on the Remaining Balance Method 2. Fees and commissions Customer commission fees are booked based on the Remaining Balance Method. Franchise outlet commission fees are booked at point of receiving business. Note: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues. (Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, nondeductible consumption taxes subject to fixed asset are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years.	(2) Other operating income (No change) (Accounting for consumption taxes) (No change)
5. Valuation of Assets and Liabilities of Consolidated Subsidiaries All assets and liabilities that exist at the date of acquisition are recorded at their fair value.	5. Valuation of Assets and Liabilities of Consolidated Subsidiaries (No change)
6. Amortization of Difference between Cost of Investment and Equity in Net Assets of Consolidated Subsidiaries The difference between cost of investment and equity in net assets of consolidated subsidiaries is amortized equally over a 10-year period. However, the item not significant is amortized in full when occurred.	6. Amortization of Difference between Cost of Investment and Equity in Net Assets of Consolidated Subsidiaries ————
7. Amortization of goodwill ————	7. Amortization of goodwill Goodwill is amortized by the straight-line method over a period of 10 years. However, goodwill of insignificant amount is amortized in the year in which it is recognized.
8. Handling of Appropriation of Income and Other Matters The appropriation of income of consolidated companies on the consolidated statement of retained earnings is prepared based on the appropriation of income confirmed during the consolidated fiscal year.	8. Handling of Appropriation of Income and Other Matters ————

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
9. Scope of cash on Consolidated Statement of Cash Flows Scope of cash (cash and cash equivalents) on the consolidated statements of cash flows is cash on hand, deposits readily convertible to cash and short-term investments that mature within three months and that carry little risk of price fluctuation.	9. Scope of cash on Consolidated Statement of Cash Flows (No change)

(6) Basis of Presentation of Consolidated Financial Statements

(Changes in Accounting Practices)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
———	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year, the Companies have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 378,929 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements. (Accounting Standards for Business Combinations and Divestitures) From the fiscal year under review, the Companies have adopted the "Accounting Standard for Business Combinations" (October 31, 2003), "Accounting Standard for Business Divestitures" (Statement No. 7, December 27, 2005), and "Guidance on Accounting Standards for Business Combinations and Divestitures" (Guidance No. 10, December 27, 2005) of the Accounting Standards Board of Japan.

(Changes in Presentation)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
————	(Consolidated Balance Sheet) 1. Effective from the fiscal year under review, Claim for indemnities (2,479 million yen in the previous fiscal year), included in Other under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the fiscal year under review, Software (8,208 million yen in the previous fiscal year), included in Other under Intangible fixes assets in the previous fiscal year was reclassified and presented individually in view of its increased importance. 3. Effective from the fiscal year under review, the Excess investment cost over net assets of consolidated subsidiaries acquired, net in the previous fiscal year was renamed and presented as Goodwill.
(Consolidated Statements of Income) Because of its increased significance, expenses for interest repayments, which was included in Other of Other operating expenses in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review. Expenses for interest repayments amounted to 5,964 million yen, when it was classified under Other in the previous fiscal year.	(Consolidated Statements of Income) 1. Effective from the fiscal year under review, Provision for accruals for debt guarantees (3,595 million yen in the previous fiscal year), included in Other under Other operating expenses in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the fiscal year under review, Loss on sales of credit (4,199 million yen in the previous fiscal year), included in Other under Other operating expenses in the previous fiscal year was reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements. 3. Effective from the fiscal year under review, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous fiscal year was renamed and presented as Amortization of goodwill. 4. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Extraordinary loss in the previous fiscal year was reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Consolidated Statements of Cash Flows) Because of its increased significance, Payment for purchase of intangible fixed assets, which was included in Other of Investing activities in the previous fiscal year, has been separated into its own classification beginning with the fiscal year under review. Payment for purchase of intangible fixed assets amounted to 2,158 million yen, when it was classified under Other in the previous fiscal year.	(Consolidated Statements of Cash Flows) 1. Effective from the fiscal year under review, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous fiscal year was renamed and presented as Amortization of goodwill. 2. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year was reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements. 3. Effective from the fiscal year under review, Increase in claim for indemnities (1,587 million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year was reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements. 4. Effective from the fiscal year under review, Decrease (increase) in purchased receivables ((2,870) million yen in the previous fiscal year), included in Other under Cash flow from operating activities in the previous fiscal year, is reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements.

(7) Notes to Consolidated Financial Statements

(Footnotes to Consolidated Balance Sheets)

FY 2006 (Mar. 31, 2006)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	106
	Installment accounts receivable	2,834
	Subtotal	2,941
Sales	Accounts receivable	1,195
Total		4,137

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,577,494 million yen.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	131,788
Other	6
Total	131,798

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	35,841
Long-term loans payable	92,166
Total	128,008

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of 277,911 million yen. Corresponding liabilities were current portion of long-term loans payable of 64,884 million yen and long-term loans payable of 204,278 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

4. Securities in non-consolidated subsidiaries and affiliated companies were as follows.

Investments in securities (equity securities) 9,482 million yen

5. Allowance for credit losses included in Other in Investments and advances was 232 million yen.

6. Commercial paper included in Other in current liabilities was 20,000 million yen.

FY 2007 (Mar. 31, 2007)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details		Amount
Installment Sales	Installment notes receivable	13
	Installment accounts receivable	2,300
	Subtotal	2,314
Sales	Accounts receivable	698
Total		3,013

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,488,980 million yen.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	116,059
Other	6
Total	116,069

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,870
Total	112,674

In addition to the above, the companies entered into forward contracts of assigning for consumer loans receivable of 294,028 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen, including current portion of long-term loans payable of 67,268 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

4. Securities in non-consolidated subsidiaries and affiliated companies were as follows.

Investments in securities (equity securities) 14,585 million yen

5. (No change)

6. ―――――

FY 2006 (Mar. 31, 2006)	FY 2007 (Mar. 31, 2007)
7. Contingent liabilities	7. Contingent liabilities
(1) Guarantee obligations in the loan guarantee business 95,484 million yen	(1) Guarantee obligations in the loan guarantee business 174,444 million yen
(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent 9 million yen	(2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent 1 million yen
(3) Contingent liabilities related to business in foreign consolidated subsidiary for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank 44,134 million yen	(3) ————
(4) Warranty obligations 2,104 million yen This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	(4) ————
(5) Guarantee obligation for loans payable of affiliated company (Millions of yen)	(5) Guarantee obligation for loans payable of affiliated company (Millions of yen)

FY 2006:

Company Guaranteed	Guaranteed Amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	73
Total	73

The loans guaranteed above are foreign currency denomination currency loans totaling CNY 5 million.

FY 2007:

Company Guaranteed	Guaranteed Amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	76

The loans guaranteed above are foreign currency denomination currency loans totaling CNY 5 million.

8. Status of nonperforming loans

FY 2006 (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,121
Delinquent loans	706
Delinquent loans three months or more past the due date	13,048
Restructured loans	69,390
Total	84,267

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

FY 2007 (Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	708
Delinquent loans	618
Delinquent loans three months or more past the due date	18,582
Restructured loans	78,051
Total	97,960

(1) (No change)

FY 2006 (Mar. 31, 2006)	FY 2007 (Mar. 31, 2007)
(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	(2) (No change)
(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	(3) (No change)
(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of 69,390 million in restructured loans, restructured loans which are 30 days or less past due were 63,681 million yen.	(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above. Of 78,051 million in restructured loans, restructured loans which are 30 days or less past due were 70,690 million yen.
9. Revolving credit facility Within consumer loans receivable, 1,580,614 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 418,006 million yen (including 190 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.	9. Revolving credit facility Within consumer loans receivable, 1,488,240 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 367,437 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

FY 2006 (Mar. 31, 2006)	FY 2007 (Mar. 31, 2007)
10. Loan collateral A repurchase agreement of 9,999 million yen was included in Short-term loans receivable. Consequently, commercial paper is accepted as collateral from the seller of repurchased agreement. The market value for marketable securities received is as follows: (Millions of yen) Type / Market value Commercial paper 9,999 Total 9,999	10. Loan collateral A repurchase agreement of 71,931 million yen was included in Short-term loans receivable. Consequently, commercial paper and securities are accepted as collateral from the seller of repurchased agreement. The market value for marketable securities received is as follows: (Millions of yen) Type / Market value Commercial paper 61,934 Securities 9,997 Total 71,931
11. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows: (Overdraft contracts on current accounts) (Millions of yen) Total contracts 140,096 Contracts exercised 110,741 Difference 29,354 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 178,515 Contracts exercised 6,168 Difference 172,347	11. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. Within the unutilized balance of loan commitment, 59,025 million yen apply to financial covenants. Terms for this portion of the commitment line are under negotiations. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 152,114 Contracts exercised 127,702 Difference 24,411 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 111,701 Contracts exercised 2,374 Difference 109,327
12. ―――	12. Of the allowance for credit losses, 167,750 million yen of estimated interest repayments was included as repayment apply to principal of loans.
13. Total number of shares issued of the Company consists of 134,866 thousand common shares.	13. ―――
14. Number of shares of treasury stock held Number of shares of treasury stock held by the Company 8,047 thousand shares	14. ―――

(Footnotes to Consolidated Statements of Income)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	4
(2) Interest on loans	5
(3) Other	3
Total	13

2. Financial expenses

(Millions of yen)	
(1) Interest expense	9,988
(2) Bond interest	4,641
(3) Other	867
Total	15,496

3. Loss on sales or disposal of property and equipment comprised a 723 million yen disposal loss related to buildings and equipment and fixtures, and a 138 million yen loss on sales related to telephone rights.

4. During the fiscal year ended March 31, 2006, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Location
Idle asset	Land, telephone rights	Tokyo
Business asset (including lease)	Buildings, equipment and fixtures, software	Tokyo
Business asset	Buildings, equipment and fixtures, software	Taipei, Taiwan

Method of Grouping Assets

The Companies divides its asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	43
(2) Interest on loans	115
Total	159

2. Financial expenses

(Millions of yen)	
(1) Interest expense	10,537
(2) Bond interest	3,904
(3) Other	1,010
Total	15,453

3. Loss on sales or disposal of property and equipment

(1) Loss on disposal of property and equipment

(Millions of yen)	
Buildings and structures	200
Equipment, fixtures and vehicles	268
Software	7
Other	0
Total	476

(2) Loss on sales of property and equipment

(Millions of yen)	
Buildings and structures	13
Equipment, fixtures and vehicles	2
Land	5
Telephone rights	65
Total	85

4. During the fiscal year ended March 31, 2007, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Location
Idle asset	Land, buildings, telephone rights	Niigata, Kagawa
Real estate for rent	Land	Fukuoka
Other	Goodwill	—

Method of Grouping Assets

(No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Process of Recognizing Impairment Losses and Amount Recorded Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 154 million yen was booked as extraordinary losses. Of that amount, 61 million yen was for land and 92 million yen was for telephone rights. At-Loan Co., Ltd., booked an extraordinary losses of 1,970 million yen as an impairment loss for writing off the book value of operating assets no longer needed when it converted to a new computer system. Of this amount, buildings accounted for 128 million yen, equipment and fixtures for 13 million yen, and software for 1,828 million yen. For the lease portion, a 437 million yen impairment loss equivalent to the contract cancellation expense was recorded as extraordinary losses. PROMISE (TAIWAN) CO., LTD. provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank. Due to deterioration in the company's business, the book values of Company's asset groups have been written down to estimated recovery values. The resultant 59 million yen impairment loss has been booked as extraordinary losses. Of that amount, 4 million yen was for buildings, 23 million yen was for equipment and fixtures, and 32 million yen was for software.	Process of Recognizing Impairment Losses and Amount Recorded Idle assets and real estate for rent for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 119 million yen was booked as extraordinary losses. Of that amount, 80 million yen was for land, 35 million yen was for buildings and 3 million yen was for telephone rights. Impairment loss (11,790 million yen) as booked on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in subsidiary was no longer expected. Of the total impairment loss, the loss related to At-Loan was 7,629 million yen. Impairment loss related to QUOQLOAN was 4,161 million yen.
Method of Calculating Recovery Value Recovery value was stated as net sales value. It is calculated using the assessment value by real estate appraiser. Telephone rights were carried at fair value.	Method of Calculating Recovery Value Recovery value was stated as net sales value. It is calculated using the assessment value by real estate appraiser. Telephone rights were carried at fair value. For goodwill their utility value was measured to zero.
5. Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.	5. (No Change)
6. Impairment loss on deposits for golf club membership rights comprised impairment losses on resort club memberships.	6. ———
7. Loss on changes in equity resulted when QUOQLOAN INC. made a third-party allocation in October 3, 2005 that reduced Promise Co., Ltd.'s holdings of the subsidiary.	7. ———

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
8. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: (1) Scope of financial revenues expressed as operating income Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. (2) Scope of financial expenses expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	8. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: (1) Scope of financial revenues expressed as operating income (No change) (2) Scope of financial expenses expressed as operating expenses. (No change)

(Footnotes to Consolidated Statement of Changes in Net Assets)

FY2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Shares issued and outstanding (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 853 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 89 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

(1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 20, 2006	Common shares	6,657	52.50	Mar. 31, 2006	Jun. 20, 2006
Meeting of Board of Directors, Nov. 6, 2006	Common shares	6,657	52.50	Sept. 30, 2006	Dec. 1, 2006

(2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, Jun. 19, 2007	Common shares	Retained earnings	6,657	52.50	Mar. 31, 2007	Jun. 20, 2007

(Footnotes to Consolidated Statements of Cash Flows)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year was as follows.

	(Millions of yen)
Cash and deposits	55,638
Short-term loans receivable	10,530
Total	66,168
Time deposits with maturity exceeding three months	(1,787)
Short-term loans receivable excluding repurchase agreements	(530)
Cash and cash equivalents	63,851

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year was as follows.

	(Millions of yen)
Cash and deposits	69,833
Short-term loans receivable	72,562
Total	142,395
Time deposits with maturity exceeding three months	(1,912)
Short-term loans receivable excluding repurchase agreements	(630)
Cash and cash equivalents	139,853

(Footnotes to Segment Information)

1. Operations by business segment

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) and FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Since the consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information was omitted.

2. Operations by geographic segment

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) and FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Since Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information was omitted.

3. Overseas operating income

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) and FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Since overseas operating income accounts for less than 10% of total operating income, overseas operating income information was omitted.

(Footnotes to Transactions between Related Parties)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	% of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of directors double post in both companies	Type of business				
Associated company	Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	664,986 million yen	Banking	21.50	—	Loans	Loans, principal	Loans 60,733 million yen Repayments 26,133 million yen	Long-term loans payable	50,120 million yen
										Current portion of long-term loans payable	452 million yen
										Short-term loans payable	5,432 million yen
								Interest payments	140 million yen	Accrued expenses	6 million yen

Notes: 1. Business conditions and policy on deciding business conditions

The interest rates on SMBC's loans to Promise are market interest rates.

Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.

2. Only important transactions were included on above table.

3. The above transaction amounts did not include consumption tax.

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Parent Company and Major Corporate Shareholders

Category	Name	Location	Capital	Principal business	% of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of directors double post in both companies	Type of business				
Associated company	Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	664,986 million yen	Banking	22.03	—	Loans	Loans, principal	Loans 113,093 million yen Repayments 88,977 million yen	Long-term loans payable	74,000 million yen
										Current portion of long-term loans payable	6,120 million yen
										Short-term loans payable	—
								Interest payments	583 million yen	Accrued expenses	13 million yen
							Business alliance	Receiving of loan guarantee fees	3,311 million yen	Debt guarantees	139,625 million yen

Notes: 1. Business conditions and policy on deciding business conditions
The interest rates on SMBC's loans to Promise are market interest rates.
Borrowings from SMBC are determined by the board of directors and in-house rules in the same way as for borrowings from other banks.
Loan guarantee fees are determined by negotiations in accordance with the business alliance contract.
2. Only important transactions were included on above table.
3. The above transaction amounts did not include consumption tax.

2. Subsidiaries

Category	Name	Location	Capital	Principal business	% of voting rights	Type of relation		Transaction detail	Transaction amount	Items	Balance at fiscal year-end
						Number of directors double post in both companies	Type of business				
Consolidated subsidiary	PAL Servicer Co. Ltd.	Chiyoda-ku, Tokyo	500 million yen	Loan management and collection	100.00	8	Loan management and collection business	Sales of loans receivable	705 million yen	—	—

Notes: 1. Business conditions and policy on deciding business conditions
Sales prices for loans receivable were determined in accordance with collection rates for each loan category.
The Company recognized sales of loans amounted to 32,627 million yen.
2. Only important transactions were included on above table.
3. The above transaction amounts did not include consumption tax.

(Footnotes to Securities)

I. FY 2006 (Apr. 1, 2005 — Mar. 31, 2006)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	19,177	38,607	19,429
(2) Others	115	252	136
Subtotal	19,293	38,859	19,565
(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)			
(1) Equity securities	24	21	(2)
(2) Government bond	21	21	(0)
Subtotal	46	42	(3)
Total	19,339	38,902	19,562

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
1,419	583	—

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	414
Other	444

Note: An impairment of 49 million yen was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

II. FY 2007 (Apr. 1, 2006 — Mar. 31, 2007)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs)			
(1) Equity securities	8,385	17,847	9,462
(Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs)			
(1) Equity securities	4,423	4,415	(8)
(2) Government bond	21	21	(0)
Subtotal	4,445	4,436	(8)
Total	12,830	22,284	9,453

2. Other securities sold during the fiscal year

(Millions of yen)

Proceeds from sales	Gain on sales	Loss on sales
3,801	2,900	—

3. Other securities with no market value and book value per consolidated balance sheet

(Other securities)	(Millions of yen)
Non-listed equity securities (excluding OTC-traded equity securities)	414
Other	368

Note: An impairment of 5,598 million yen was recorded for equity securities within Other securities with no market value during the fiscal year.

Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

(Footnotes to Derivatives Transactions)

1. Derivatives Transactions

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Details of transactions The Company engages in interest rate cap and interest rate swap transactions.	1. Details of transactions (No change)
2. Policy regarding transactions The Company does not independently engage in derivatives transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.	2. Policy regarding transactions (No change)
3. Purpose of transactions Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.	3. Purpose of transactions (No change)
4. Transaction risks Derivatives transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.	4. Transaction risks (No change)
5. Risk management regarding transactions Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations. Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed. Prior approval from The Company is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company.	5. Risk management regarding transactions (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department.	
6. Supplementary explanation on market value, etc., of derivatives transactions Notional amounts for derivatives transactions listed in market value, etc., of derivatives transactions are the notional amounts at the end of the respective fiscal year-end. The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.	6. Supplementary explanation on market value, etc., of derivatives transactions (No change)

2. Market Value, Etc., of Derivatives Transactions

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
There are no items other than derivatives transactions using deferred method for hedge accounting.	(No change)

(Footnotes to Retirement Benefits)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: defined benefit pension plans, tax-qualified pension plans and lump-sum payments severance plan.

Details are as follows:

On April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. Also on March 31, the Company converted to a defined benefits pension plan (cash balance plan).

Certain domestic consolidated subsidiaries have tax-qualified pension plans, covering the full portion of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(27,130)
(2) Plan assets	25,082
(3) Funded status	(2,048)
(4) Net liability recognized in balance sheet	(2,048)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(2,048)

Notes: 1. Substitutional portion of contributory funded benefit pension plan is included in the above figures. (Minimum obligation reserve)
2. Certain subsidiaries' benefit obligations were calculated using a simplified method.

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Overview of retirement benefit plans

The Company and its domestic consolidated subsidiaries have three types of defined benefits plans: defined benefit pension plans, tax-qualified pension plans and lump-sum payments severance plan.

Details are as follows:

The Company adopted a defined benefits pension plan (cash balance plan).

Certain domestic consolidated subsidiaries have tax-qualified pension plans, covering the full portion of their severance plans.

The overseas consolidated subsidiaries have defined contribution plans, with company obligations contributing to retirement funds.

2. Retirement benefit obligations

	(Millions of yen)
(1) Benefit obligation	(21,274)
(2) Plan assets	19,763
(3) Funded status	(1,510)
(4) Net liability recognized in balance sheet	(1,510)
(5) Prepaid pension expenses	—
(6) Accrued severance indemnities for employees ((4)-(5))	(1,510)

Note: Certain subsidiaries' benefit obligations were calculated using a simplified method.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
3. Net periodic benefit cost	3. Net periodic benefit cost

FY 2006

(Millions of yen)

(1) Service cost (Notes 1, 2 and 3)	1,355
(2) Interest cost	678
(3) Expected return on plan assets	(312)
(4) Past service cost (Note 4)	(2,476)
(5) Net actuarial loss	(2,938)
(6) Net periodic benefit cost	(3,693)
(7) Income from return of substitutional portion of contributory funded benefit pension plan	(7,765)
Total	(11,459)

Notes: 1. Contributions made by employees to the contributory funded benefit pension plans are excluded.
2. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
3. Within Service cost, 5 million yen was included in Cost of sales.
4. Past service cost arising from the April 1, 2005 implementation of its new personnel system amounted to 567 million yen. Costs related to reductions in benefits amounted to 2,022 million yen due to receiving approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan and1,021 million yen due to the introduction on March 31, 2006, of a defined benefits pension plan.

FY 2007

(Millions of yen)

(1) Service cost (Notes 1 and 2)	1,570
(2) Interest cost	389
(3) Expected return on plan assets	(341)
(4) Past service cost	—
(5) Net actuarial loss	479
(6) Net periodic benefit cost	2,097

Notes: 1. Net periodic benefit cost of consolidated subsidiaries using the simplified method are added up in (1) Service cost.
2. Within Service cost, 28 million yen was included in Cost of sales and Software.

4. Assumptions in calculating retirement benefit obligations

	FY 2006	FY 2007
(1) Allocation of projected retirement benefit obligations:	Based on length of service	Based on length of service
(2) Discount rate:	2.1%–2.5%	2.1%–2.5%
(3) Expected rate of return on investments:		
(Tax-qualified pension plan)	1.0%–1.5%	1.0%
(Contributory funded benefit pension plan)	1.5%	
(Defined benefit corporate pension plan)		1.9%
(4) Years for amortizing past service cost:	In year incurred	In year incurred
(5) Years for amortizing net actuarial gain (loss):	In year incurred	In year incurred

(Per Share Data)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net assets per share 6,121.14 yen	Net assets per share 2,987.82 yen
Net income per share 321.38 yen	Net loss per share 2,982.86 yen
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss for the period.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net income on consolidated statements of income 42,046 million yen	Net loss on consolidated statements of income (378,282) million yen
Net income related to common stock 41,966 million yen	Net loss related to common stock (378,282) million yen
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits 79 million yen	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits — million yen
Amount not attributable to common stock 79 million yen	Amount not attributable to common stock — million yen
Average number of common stock outstanding in fiscal year 130,581 thousand	Average number of common stock outstanding in fiscal year 126,818 thousand
Major adjustments to net income included in the calculation of diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net income per share — million yen
Adjustment to net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand
A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting 136,200 shares decrease owing to loss of rights.	A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect. Treasury stock held for stock option: 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting 160,800 shares decrease owing to loss of rights.

(Subsequent events)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
―――――	In the Board of Director's Meeting held on May 1, 2007, the Company has made resolution to make reorganization of two consolidated subsidiaries, QUOQLOAN, INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Money Lending Business Law, and for efficiency of group business operations, both consolidated subsidiaries will stop new contracts. Large part of loans will be transferred to the Company and its consolidated subsidiary, PAL Servicer Co., Ltd. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches for both consolidated subsidiaries are planned to closed. However, details of the scheme are currently under discussion, therefore the impact on results of operation for the fiscal year ended March 31, 2008 is yet to be determined.

(Omission of certain items)

Notes concerning lease transactions, deferred tax accounting and business combination is not disclosed on Financial Results since they are deemed less necessary to disclose.

5. Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)		FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)	
		Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	360,588	94.6	344,797	93.5
	Collection of written-off loans	5,234	1.4	5,340	1.5
	Fees and commissions	204	0.0	371	0.1
	Collection of purchased receivables	2,638	0.7	3,239	0.9
	Loan guarantee revenues	3,432	0.9	6,357	1.7
	Other financial revenues	13	0.0	159	0.0
	Subtotal	372,111	97.6	360,265	97.7
Operating income from other businesses	Sales	958	0.2	373	0.1
	Other	8,227	2.2	8,276	2.2
	Subtotal	9,186	2.4	8,649	2.3
Total		381,297	100.0	368,915	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables and Loan guarantee revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income (loss) under Other operating income.

(2) Other Indicators

Classification		FY 2006 (Mar. 31, 2006)		FY 2007 (Mar. 31, 2007)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,580,982	1,295,316	1,491,835	1,193,876
(Millions of yen)	Unsecured loans	1,577,494	1,291,953	1,488,980	1,191,129
	Secured loans	3,488	3,362	2,854	2,747
Number of customers		2,950,145	2,309,141	2,775,290	2,124,714
	Unsecured loans	2,948,737	2,307,802	2,774,099	2,123,585
	Secured loans	1,408	1,339	1,191	1,129
Number of branches		1,586	1,474	1,578	1,470
	Unsecured loans	472	415	471	413
	Secured loans	1,114	1,059	1,107	1,057
Number of automated contract machines		1,529	1,466	1,521	1,463
Number of ATMs		1,694	1,694	1,682	1,682
Number of loan processing machines		1,013	1,013	983	983
Number of employees		4,985	3,582	4,961	3,544
Loan losses (Millions of yen)		116,790	90,987	135,619	111,913
Allowance for credit losses (Millions of yen)		135,673	101,500	301,207	259,200
Net income (loss) per share (Yen)		321.38	313.42	(2,982.86)	(2,956.51)
Net assets per share (Yen)		6,121.14	5,950.17	2,987.82	2,841.19

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Loan losses include losses on claims for indemnity.
5. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006) Amount		%	FY 2007 (Mar. 31, 2007) Amount		%	Change Amount
(Assets)								
I Current assets								
1 Cash and deposits			46,243			52,835		6,592
2 Consumer loans receivable: Principal	1,2, 3,8		1,295,316			1,193,876		(101,439)
3 Short-term loans receivable	9		20,732			84,834		64,102
4 Prepaid expenses			1,355			1,152		(203)
5 Accrued income taxes			—			4,966		4,966
6 Accrued income			12,235			11,588		(647)
7 Loans to affiliates	4		77,400			71,100		(6,300)
8 Deferred tax assets			41,019			59,522		18,503
9 Claim for indemnities			—			7,276		7,276
10 Other			9,844			6,964		(2,879)
Allowance for credit losses	11		(101,500)			(259,200)		(157,700)
Total current assets			1,402,648	87.8		1,234,918	89.1	(167,730)
II Fixed assets								
1 Property and equipment								
(1) Buildings		22,534			22,313			
Accumulated depreciation		11,469	11,064		12,075	10,238		(826)
(2) Structures		4,155			4,061			
Accumulated depreciation		2,581	1,573		2,683	1,378		(195)
(3) Fixtures		28,895			28,551			
Accumulated depreciation		19,078	9,816		20,753	7,797		(2,018)
(4) Land			44,158			44,077		(80)
Total property and equipment, net			66,613	4.2		63,491	4.6	(3,121)
2 Intangible fixed assets								
(1) Software			8,047			7,876		(170)
(2) Telephone rights			748			672		(75)
(3) Other			10			5		(5)
Total intangible fixed assets, net			8,806	0.5		8,554	0.6	(251)
3 Investments and advances								
(1) Investments in securities	1		39,438			22,774		(16,664)
(2) Investments in and advances to subsidiaries and affiliates			69,125			44,863		(24,261)
(3) Long-term prepaid expenses			1,007			564		(443)
(4) Guaranty money deposited			9,190			9,030		(160)
(5) Other			1,517			1,057		(460)
Total investments and advances			120,280	7.5		78,289	5.7	(41,990)
Total fixed assets			195,700	12.2		150,336	10.9	(45,364)
Total assets			1,598,348	100.0		1,385,254	100.0	(213,094)

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006) Amount		%	FY 2007 (Mar. 31, 2007) Amount		%	Change Amount
(Liabilities)								
I Current liabilities								
1 Short-term loans payable			5,432			5,000		(432)
2 Current portion of long-term loans payable	1		138,465			128,777		(9,688)
3 Commercial paper			20,000			—		(20,000)
4 Bonds scheduled for redemption within one year			55,000			50,000		(5,000)
5 Accounts payable			5,088			4,576		(512)
6 Accrued expenses			2,619			2,828		208
7 Accrued income taxes			24,575			104		(24,471)
8 Deposits			3,355			4,230		874
9 Income in advance			21			22		0
10 Accrued bonuses to employees			2,935			2,935		—
11 Accruals for debt guarantees			7,417			12,233		4,816
12 Allowance for business losses of subsidiary			5,051			—		(5,051)
13 Allowance for losses on interest repayments			21,200			65,800		44,600
14 Other			243			288		45
Total current liabilities			291,405	18.2		276,794	20.0	(14,610)
II Long-term liabilities								
1 Corporate bonds			180,000			190,000		10,000
2 Long-term loans payable	1		364,664			385,439		20,775
3 Deferred tax liabilities			3,951			3,846		(104)
4 Accrued severance indemnities for employees			1,292			867		(424)
5 Allowance for retirement benefits for directors and corporate auditors			312			337		25
6 Accruals for loss guarantees			2,000			—		(2,000)
7 Allowance for losses on interest repayments			—			167,600		167,600
8 Other			60			53		(7)
Total long-term liabilities			552,280	34.6		748,143	54.0	195,863
Total liabilities			843,685	52.8		1,024,938	74.0	181,252
(Shareholders' equity)								
I Common stock	5		80,737	5.0		—	—	—
II Capital surplus								
1 Additional paid-in capital			112,639			—		—
2 Other								
Net gain on sales of treasury stock			14,697			—		—
Total capital surplus			127,337	8.0		—	—	—
III Retained earnings								
1 Legal reserve			12,263			—		—
2 Voluntary reserve								
Voluntary reserve			538,700			—		—
3 Unappropriated retained earnings			41,434			—		—
Total retained earnings			592,397	37.1		—	—	—
IV Net unrealized gain on securities			11,609	0.7		—	—	—
V Treasury stock	6		(57,418)	(3.6)		—	—	—
Total shareholders' equity			754,662	47.2		—	—	—
Total liabilities and shareholders' equity			1,598,348	100.0		—	—	—

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Mar. 31, 2006) Amount		%	FY 2007 (Mar. 31, 2007) Amount		%	Change Amount
(Net assets)								
I Shareholders' equity								
1 Common stock	5		—	—		80,737	5.8	—
2 Capital surplus								
(1) Additional paid-in capital		—			112,639			
(2) Other		—			14,697			
Total capital surplus			—	—		127,336	9.2	—
3 Retained earnings								
(1) Legal reserve		—			12,263			
(2) Other								
Voluntary reserve		—			566,700			
Retained earnings to be carried forward		—			(374,889)			
Total retained earnings			—	—		204,073	14.7	—
4 Treasury stock			—	—		(57,423)	(4.1)	—
Total shareholders' equity			—	—		354,725	25.6	—
II Valuation and translation differences								
1 Net unrealized gain on securities			—			5,609		—
2 Net deferred hedge losses			—			(19)		—
Total valuation and translation differences			—	—		5,590	0.4	—
Total net assets			—	—		360,315	26.0	—
Total liabilities and net assets			—	—		1,385,254	100.0	—

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount		%	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Change Amount
I Operating income								
1 Interest on consumer loans			296,730			276,843		(19,886)
2 Other financial revenues								
(1) Interest on deposits		2			31			
(2) Interest on loans		1,558			1,471			
(3) Other		0	1,561		—	1,502		(59)
3 Other operating income			9,667			21,564		11,896
Total operating income			307,960	100.0		299,910	100.0	(8,049)
II Operating expenses								
1 Financial expenses								
(1) Interest expense	1	13,703			13,089			
(2) Other		854	14,558		1,005	14,095		(462)
2 Other operating expenses								
(1) Advertising expenses		13,329			10,615			
(2) Provision for uncollectible loans		95,087			204,721			
(3) Credit losses written off against the allowance		—			6,043			
(4) Provision for debt guarantees		7,573			10,771			
(5) Provision for losses on interest repayments		21,200			141,075			
(6) Loss on sales of credit		—			32,627			
(7) Employees' salaries and bonuses		18,813			18,716			
(8) Provision for bonuses		2,920			2,935			
(9) Net periodic benefit cost		(3,954)			1,924			
(10) Allowance for retirement accounts for directors and corporate auditors		48			48			
(11) Employee welfare expenses		2,726			2,854			
(12) Rent expenses		9,188			8,631			
(13) Depreciation		7,627			7,208			
(14) Fee expenses		17,717			17,466			
(15) Communications expenses		3,226			2,896			
(16) Expenses for interest repayments		12,455			—			
(17) Other		19,232	227,192		14,785	483,324		256,132
Total operating expenses			241,750	78.5		497,419	165.9	255,669
Operating profit (loss)			66,210	21.5		(197,508)	(65.9)	(263,718)
III Non-operating income								
1 Interest on loans	10	166			197			
2 Interest on investment securities		0			—			
3 Dividend income		216			210			
4 Insurance money received and insurance dividends		540			147			
5 Equity in earnings of Tokumei Kumiai		242			—			
6 Management consulting fees	10	—			124			
7 Miscellaneous income	10	712	1,877	0.6	338	1,019	0.3	(858)

(Continued) (Millions of yen)

Classification	Foot-notes	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006) Amount		%	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount		%	Change Amount
IV Non-operating expenses								
1 Expense for relocation of offices		222			155			
2 Expense for dissolution of offices		34			39			
3 Amortization of guarantee deposits, etc.		50			19			
4 Miscellaneous losses		61	369	0.1	148	363	0.1	(6)
Recurring profit (loss)			67,718	22.0		(196,852)	(65.6)	(264,570)
V Extraordinary income								
1 Gain on sales of property and equipment	2	1			9			
2 Net gain on sales of investments in securities		583			2,900			
3 Gain on return of substitutional portion of the welfare pension fund plan		7,765			—			
4 Reversal of accruals for loss guarantees		—			220			
5 Other	3	3	8,354	2.7	—	3,129	1.0	(5,225)
VI Extraordinary losses								
1 Loss on disposal of property and equipment	4	381			294			
2 Loss on sales of property and equipment	5	87			70			
3 Impairment loss	6	111			43			
4 Loss on liquidations of subsidiaries	7	—			4,111			
5 Loss on valuation of investments in securities		—			5,598			
6 Loss on valuation of investments in subsidiaries	8	303			26,881			
7 Reserve for business losses of subsidiary		5,051			—			
8 Provision for losses on interest repayments		—			156,050			
9 Provision for loss guarantees		1,139			—			
10 Other	9	108	7,183	2.3	70	193,120	64.4	185,936
Income (loss) before income taxes			68,889	22.4		(386,843)	(129.0)	(455,733)
Income taxes Current		41,562			2,575			
Deferred		(13,667)	27,895	9.1	(14,478)	(11,903)	(4.0)	39,798
Net income (loss)			40,994	13.3		(374,940)	(125.0)	(415,934)
Balance carried forward			7,243					
Cash dividends			6,803					
Unappropriated retained earnings			41,434					

(3) Appropriation of Profit

(millions of yen)

Classification	Foot-notes	FY 2006 (Jun. 20, 2006)*	
		Amount	
(Appropriation of unappropriated retained earnings)			
I Unappropriated retained earnings			41,434
II To be appropriated as follows			
1 Dividends		6,657	
2 Directors' bonuses		67	
[Of which corporate auditors' bonuses]		[15]	
3 Voluntary reserve			
Voluntary reserve		28,000	34,725
III Amount carried forward to next period			6,708
(Appropriation of other capital surplus)			
I Other capital surplus			14,697
II Amount carried forward to next period			14,697

Notes: 1. * denotes date of General Meeting of Shareholders for FY2006.
2. For the previous fiscal year, interim cash dividends of 6,803 million yen (52.50 yen per share) were paid on December 1, 2005.

(4) Non-Consolidated Statement of Changes in Net Assets

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
					Other			
		Additional paid-in capital	Other	Legal reserve	Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during the fiscal year								
Cash dividends paid *						(6,657)		(6,657)
Cash dividends paid						(6,657)		(6,657)
Bonuses to directors and corporate auditors *						(67)		(67)
Voluntary reserve					28,000	(28,000)		—
Net loss						(374,940)		(374,940)
Acquisition of treasury stock							(4)	(4)
Disposal of treasury stock			(0)				0	0
Total changes during the fiscal year	—	—	(0)	—	28,000	(416,323)	(4)	(388,328)
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the fiscal year				
Cash dividends paid *				(6,657)
Cash dividends paid				(6,657)
Bonuses to directors and corporate auditors *				(67)
Voluntary reserve				—
Net loss				(374,940)
Acquisition of treasury stock				(4)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the fiscal year—net	(5,999)	(19)	(6,018)	(6,018)
Total changes during the fiscal year	(5,999)	(19)	(6,018)	(394,347)
Balance at March 31, 2007	5,609	(19)	5,590	360,315

* Dividend and bonuses which were approved at the General Meeting of Shareholders held on June 20, 2006.

(5) Basis of Presentation of Non-Consolidated Financial Statements

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Standards and Methods for Valuing Securities (1) Securities Investments in stocks of subsidiaries and affiliates are valued on a cost basis using the moving average method. (2) Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. [2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	1. Standards and Methods for Valuing Securities (1) Securities (No change) (2) Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method. [2] (No change)
2. Standards and Methods for Valuing Derivatives Derivatives Derivatives are stated at market value.	2. Standards and Methods for Valuing Derivatives Derivatives (No change)
3. Method of Depreciation of Fixed Assets (1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3–50 years Equipment and fixtures: 2–20 years (2) Intangible fixed assets Intangible fixed assets are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are amortized uniformly over a period of three years. (3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	3. Method of Depreciation of Fixed Assets (1) Property and equipment (No change) (2) Intangible fixed assets (No change) (3) Long-term prepaid expenses (No change)
4. Method of Transaction of Deferred Assets Bond issue expenses Entire amount expensed as incurred.	4. Method of Transaction of Deferred Assets Bond issue expenses (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
5. Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	5. Accounting Basis for Reserves (1) Allowance for credit losses (No change)
(2) Accrued bonuses to employees The accrued bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.	(2) Accrued bonuses to employees (No change)
(3) Accrued bonuses to directors and corporate auditors ――――	(3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Company provides an allowance for the current fiscal year portion that based on the expected payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the fiscal year under review, the Company has adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). However, based on the financial results, no items were recorded under this standard in the fiscal year under review. Consequently, adoption of this standard had no effect on earnings.
(4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.	(4) Accruals for debt guarantees (No change)
(5) Provision for business losses of subsidiary To provide for business losses on financial assistance to a subsidiary, an allowance is provided based on the financial status of the subsidiary and the estimated amount of losses for the account of the Company.	(5) Provision for business losses of subsidiary ――――
(6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by customers, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.	(6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by customers, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Additional information) On March 15, 2006, the Japanese Institute of Certified Public Accountants announced guidelines on auditing consumer finance companies (Research Center Deliberation Report No. 24) that take into account the Supreme Court ruling concerning the application of repayment rules stipulated under the Money Lending Business Control and Regulation Law. Based on the increased materiality of interest repayments, starting with the current fiscal year, the Company has set up an allowance for losses on interest repayments as a current liability. In accordance with this action, a provision for losses on interest repayments totaling 21,200 million yen was included in operating expenses for the current fiscal year under review. As a result, compared with using the same accounting procedures in the previous fiscal year, operating profit, recurring profit, and net income declined 21,200 million yen.	(Additional information) Effective from the fiscal year under review, the Company changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Allowance for Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded 156,050 million yen (provision for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the expected losses on interest repayments applicable to principal of consumer loans receivable, 157,400 million yen of estimated interest repayments was included in the allowance for credit losses.
(7) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws. (Additional information) Along with the enforcement of the Defined Benefit Corporate Pension Law, on April 22, 2005, the Company obtained approval from Japan's Minister of Health, Labor and Welfare to be exempted from the future benefit obligation for the substitutional portion of contributory funded benefit pension plan. In turn, on March 31, 2006, the Company received approval to return the prior portion. The impact on income or losses in the current fiscal year under review on a non-consolidated basis amounted to an extraordinary income of 7,765 million yen.	(7) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(8) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws. (9) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(8) Allowance for retirement benefits for directors and corporate auditors (No change) (9) Accruals for loss guarantees ————
6. Accounting for Revenues and Expenses Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	6. Accounting for Revenues and Expenses Interest on consumer loans (No change)
7. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	7. Lease Transactions (No change)
8. Hedging (1) Hedge accounting method The Company use deferred method for hedge accounting. Exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions. (2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment). (3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds. (4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	8. Hedging (1) Hedge accounting method (No change) (2) Hedging instruments and hedging targets (No change) (3) Hedging policy (No change) (4) Determining hedging effectiveness (No change)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	(5) Risk management system (No change)
9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, nondeductible consumption taxes subject to fixed asset are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.	9. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements Accounting for consumption taxes (No change)

(6) Changes in Accounting Practices

(Changes in Accounting Practices)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
————	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year under review, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 360,335 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements.

(Changes in Disclosure Method)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Non-Consolidated Balance Sheet) Effective from the fiscal year under review, Investment in equity other than capital stock (0 million yen in the fiscal year under review), classified under Investments and Advances in the previous fiscal year, is included in Other under Investments and Advances since the amount declined in the fiscal year under review. (Non-Consolidated Statements of Income) 1. Effective from the fiscal year under review, Expenses for interest repayments (4,665 million yen in the previous fiscal year), included in Other under Other operating expenses in the previous fiscal year, is reclassified and presented as a line item since the amount exceeded 5% of total Other operating expenses. 2. Effective from the fiscal year under review, Amortization of guarantee deposits, etc. (35 million yen in the previous fiscal year), included in Miscellaneous losses under Non-operating expenses in the previous fiscal year, is reclassified and presented as a line item since the amount exceeded 10% of total Non-operating expenses.	(Non-Consolidated Balance Sheet) Effective from the fiscal year under review, Claim for indemnities (1,393 million yen in the previous fiscal year), included in Other under Current assets in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the non-consolidated financial statements. (Non-Consolidated Statements of Income) 1. Effective from the fiscal year under review, Interest on investment securities (0 million yen in the previous fiscal year), classified under Non-operating income in the previous fiscal year was included in Miscellaneous income under Non-operating income since the amount declined in the fiscal year under review. 2. Effective from the fiscal year under review, Management consulting fees (98 million yen in the previous fiscal year), included in Miscellaneous income under Non-operating income in the previous fiscal year was reclassified and presented individually since the amount exceeded 10% of total Non-operating income. 3. Effective from the fiscal year under review, Loss on valuation of investments in securities (49 million yen in the previous fiscal year), included in Other under Extraordinary loss in the previous fiscal year was reclassified and presented individually in view of its increased importance in the context of the non-consolidated financial statements.

(7) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

FY 2006 (Mar. 31, 2006)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	131,788
Total	131,788

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	35,841
Long-term loans payable	92,163
Total	128,004

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of 277,149 million yen. Corresponding liabilities were long-term loans payable of 268,401 million yen (including 64,123 million yen current portion of long-term loans payable).

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,291,953 million yen.

3. Revolving credit facility

Within consumer loans receivable, 1,295,032 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was 340,119 million yen (including 190 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

FY 2007 (Mar. 31, 2007)

1. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	116,059
Total	116,059

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,866
Total	112,670

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of 294,028 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen (including 67,268 million yen current portion of long-term loans payable).

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,191,129 million yen.

3. Revolving credit facility

Within consumer loans receivable, 1,193,655 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was 298,310 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

FY 2006 (Mar. 31, 2006)

4. Loans to affiliates are loans to consolidated subsidiaries engaged in consumer finance business.

5. Common stock

   Authorized 300,000,000 shares

   In the event of retirement of stock pursuant to the Company's articles of incorporation, the number of Company-issued stock will decrease.

   Number of shares issued 134,866,665 shares

6. Number of shares of treasury stock held

   Common stock 8,047,638 shares

7. Contingent liabilities

   (1) Guarantee obligations in the loan guarantee business 164,512 million yen

   (2) Warranty obligations 2,104 million yen

   This obligation was entailed in the transfer of the entire amount of stock held by Promise in subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.) and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

   (3) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	7,716
PROMISE (TAIWAN) CO., LTD.	2,600
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	73
QUOQLOAN INC.	10
Total	10,399

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$510 million and to NANJING SHENZHOU SEED INDUSTRY CO., LTD. totaled CNY 5 million.

FY 2007 (Mar. 31, 2007)

4. (No change)

5. Common stock

   ―――――

6. Number of shares of treasury stock held

   ―――――

7. Contingent liabilities

   (1) Guarantee obligations in the loan guarantee business 282,939 million yen

   (2) ―――――

   (3) Guarantees of loans to subsidiaries

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	4,684
PROMISE (THAILAND) CO., LTD.	3,853
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	8,613

Guarantees of loans are made in foreign currency. Guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$310 million, PROMISE (THAILAND) CO., LTD. totaled TB1,050 million and to NANJING SHENZHOU SEED INDUSTRY CO., LTD. totaled CNY 5 million.

FY 2006 (Mar. 31, 2006)	FY 2007 (Mar. 31, 2007)

FY 2006 (Mar. 31, 2006)

8. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	695
Delinquent loans	90
Delinquent loans three months or more past the due date	10,964
Restructured loans	60,745
Total	72,496

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of 60,745 million yen in restructured loans, restructured loans which are 30 days or less past due were 56,075 million yen.

9. Loan collateral

A repurchase agreement of 9,999 million yen was included in Short-term loans receivable.

Consequently, commercial paper is accepted as collateral from the seller of repurchased agreement.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	9,999
Total	9,999

FY 2007 (Mar. 31, 2007)

8. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	492
Delinquent loans	76
Delinquent loans three months or more past the due date	14,292
Restructured loans	66,927
Total	81,789

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.

Of 66,927 million yen in restructured loans, restructured loans which are 30 days or less past due were 63,270 million yen.

9. Loan collateral

A repurchase agreement of 71,931 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of repurchased agreement.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	61,934
Securities	9,997
Total	71,931

FY 2006 (Mar. 31, 2006)	FY 2007 (Mar. 31, 2007)
10. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows:	10. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. Within the unutilized balance of loan commitment, 59,025 million yen apply to financial covenants. Terms for this portion of the commitment line are under negotiations.
(Overdraft contracts on current accounts) (Millions of yen) Total contracts 7,050 Contracts exercised 5,432 Difference 1,618	(Overdraft contracts on current accounts) (Millions of yen) Total contracts 14,050 Contracts exercised — Difference 14,050
(Contracts for the commitment line of loans) (Millions of yen) Total contracts 168,235 Contracts exercised — Difference 168,235	(Contracts for the commitment line of loans) (Millions of yen) Total contracts 108,025 Contracts exercised — Difference 108,025
11. ――――――	11. Of the allowance for credit losses, 157,400 million yen of estimated interest repayments was included as repayment apply to principal of loans.
12. Dividend restrictions Financial assets are valued using fair value, which resulted in an increase in net assets of 11,609 million yen. This amount is the total of net assets restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code.	12. ――――――

(Footnotes to Non-Consolidated Statements of Income)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Bond interest of 4,641 million yen is included in interest expense.	1. Bond interest of 3,904 million yen is included in interest expense.
2. Gain on sales of property and equipment is due to the sale of telephone rights.	2. Gain on sales of property and equipment is due to the sale of buildings and land.
3. Other in Extraordinary income comprises sale of golf club membership, etc.	3. ――――――
4. Breakdown of net loss on disposal of property and equipment (Millions of yen) Buildings 160 Structures 18 Equipment and fixtures 183 Software 19 Total 381	4. Breakdown of net loss on disposal of property and equipment (Millions of yen) Buildings 131 Structures 32 Equipment and fixtures 124 Software 5 Total 294

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
5. Breakdown of net loss on sales of property and equipment (Millions of yen) Telephone rights 87 Total 87	5. Breakdown of net loss on sales of property and equipment (Millions of yen) Telephone rights 65 Land 5 Total 70
6. During the fiscal year ended March 31, 2006, the following groups of assets of the Company have been charged with impairment losses. Use: Idle asset; Category: Land, telephone rights; Location: Tokyo (Method of Grouping Assets) The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses. (Process of Recognizing Asset Impairment Losses and Amount Recorded) Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 111 million yen was booked as extraordinary losses. Of that amount, 61 million yen was for land and 49 million yen was for telephone rights. (Method of Calculating Recovery Value) Recovery value was stated as the net sales value. It is calculated using the assessment value by real estate appraiser for land and market value for telephone rights.	6. During the fiscal year ended March 31, 2007, the following groups of assets of the Company have been charged with impairment losses. Use: Idle asset; Category: Building, Land; Location: Nigata (Method of Grouping Assets) The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses. (Process of Recognizing Asset Impairment Losses and Amount Recorded) Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 43million yen was booked as extraordinary losses. Of that amount, 35 million yen was for buildings and 7 million yen was for land. (Method of Calculating Recovery Value) Recovery value was stated as the net sales value. It is calculated using the assessment value by real estate appraiser for buildings and land.
7. ―――――	7. Loss on liquidations of subsidiaries represents a loss resulting from the elimination of excessive debt at consolidated subsidiary PROMISE (TAIWAN) CO., LTD. to simplify liquidation proceedings of this company.
8. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries.	8. Loss on valuation of investments in subsidiaries comprised impairment losses on valuation of investments in subsidiaries. Of the total impairment loss, the loss related to QUOQLOAN is 13,628 million yen. Impairment loss related to At-Loan is 13,253 million yen.
9. Other in Extraordinary losses comprises a 55 million yen loss on sales of golf club membership, 49 million yen asset impairment charge to investment securities and a 3 million yen benefit dispensation expense paid to disaster victims.	9. Other in Extraordinary losses comprises a 67 million yen loss on sales of leisure club membership and 3 million yen loss on redemption of investment securities.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
10. Note concerning affiliates Main items included in each topic related to affiliates (Millions of yen) Interest on loans 148 Miscellaneous income 109	10. Note concerning affiliates Main items included in each topic related to affiliates (Millions of yen) Interest on loans 181 Management consulting fees 124 Miscellaneous income 8
11. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows: (1) Scope of financial revenues expressed as operating income Financial revenues exclude all interest on loans and dividends received at affiliated companies (except for the portion for consolidated subsidiaries engaged in the consumer finance business) as well as interest and dividends on investment securities. (2) Scope of financial expenses expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	11. The basis for classification of financial revenues and financial expenses on the non-consolidated statement of income is as follows: (1) Scope of financial revenues expressed as operating income (No change) (2) Scope of financial expenses expressed as operating expenses. (No change)

(Footnotes to Non-Consolidated Statement of Changes in Shareholders' Equity and Net Assets)

FY2007 (Apr. 1, 2006 – Mar. 31, 2007)

Treasury stock (Shares)

Type of shares	FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 853 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 89 shares

(Footnotes to Securities)

FY2006 (as of March 31, 2006)

There were no securities with market value among subsidiaries and affiliates.

FY2007 (as of March 31, 2007)

There were no securities with market value among subsidiaries and affiliates.

(Footnotes to Tax Effect Accounting)

FY 2006 (Mar. 31, 2006)		FY 2007 (Mar. 31, 2007)	
1. Major components of deferred tax assets and deferred tax liabilities	(Millions of yen)	1. Major components of deferred tax assets and deferred tax liabilities	(Millions of yen)
Deferred tax assets:		Deferred tax assets:	
Credit losses for receivables and consumer loans	17,831	Credit losses for receivables and consumer loans	19,159
Allowance for credit losses	663	Allowance for credit losses	63,789
Accrued income	4,128	Accrued income	3,204
Provision for bonuses	1,194	Provision for bonuses	1,194
Accrued severance indemnities for employees	525	Accrued severance indemnities for employees	333
Provisions for loss guarantees	1,027	Allowance for losses on interest repayments	94,970
Accrued enterprise taxes	1,871	Provision for accruals for debt guarantee	4,977
Allowance for losses on interest repayments	8,626	Allowance for business losses of subsidiary	3,728
Gain on return of substitutional portion of contributory the Welfare Pension Fund Plan	3,159	Loss on valuation of Investments in subsidiaries	11,061
Provision for accruals for debt guarantee	3,017	Allowance for indemnity losses	1,869
Allowance for business losses of subsidiary	2,055	Other	619
Other	929	Subtotal deferred tax assets	204,908
Total deferred tax assets	45,032	Valuation allowance	(145,385)
Deferred tax liabilities:		Total deferred tax assets	59,522
Net unrealized loss on securities	7,964	Deferred tax liabilities:	
Total deferred tax liabilities	7,964	Net unrealized loss on securities	3,846
Net deferred tax assets	37,068	Total deferred tax liabilities	3,846
		Net deferred tax assets	55,676

FY 2006:

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet (Millions of yen)

Current assets - Deferred tax assets	41,019
Fixed assets - Deferred tax assets	3,951

FY 2007:

Note: Net deferred tax assets for this non-consolidated fiscal year are included in the items below on the non-consolidated balance sheet (Millions of yen)

Current assets - Deferred tax assets	59,522
Fixed assets - Deferred tax assets	3,846

FY 2006:

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Because the difference between the statutory tax rate and income taxes after the application of tax effect accounting is 5% or less, this breakdown has been omitted.

FY 2007:

2. The following is a breakdown of the principal categories that are factors underlying significant differentials between the burden of the statutory tax rate and income taxes after the application of tax effect accounting.

Information on factors underlying significant differentials between the burden of the statutory tax rate and income taxes are not presented since the Company reported a loss before income taxes.

(Per Share Data)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net assets per share 5,950.17 yen Net income per share 313.42 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Net assets per share 2,841.19 yen Net loss per share 2,956.51 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss for the period.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net income on non-consolidated statement of income 40,994 million yen	Net loss on non-consolidated statement of income (374,940) million yen
Net income related to common stock 40,927 million yen	Net loss related to common stock (374,940) million yen
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits 67 million yen	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits — million yen
Amount not attributable to common stock 67 million yen	Amount not attributable to common stock — million yen
Average number of common stock outstanding in fiscal year 130,581 thousand	Average number of common stock outstanding in fiscal year 126,818 thousand
Major adjustments to net income included in the calculation of diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net income per share — million yen
Adjustment to net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand
A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect. Treasury stock held for stock option: 351,000 shares There were 214,800 shares with stock option as of March 31, 2006, reflecting 136,200 shares decrease owing to loss of rights.	A summary of dilutive shares which were not included in the calculation of diluted net income per share since there were no dilutive effect. Treasury stock held for stock option: 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting 160,800 shares decrease owing to loss of rights.

(Subsequent events)

FY 2006 (Apr. 1, 2005 – Mar. 31, 2006)	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
————	In the Board of Director's Meeting held on May 1, 2007, the Company has made resolution to make reorganization of two consolidated subsidiaries, QUOQLOAN, INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Money Lending Business Law, and for efficiency of group business operations, both consolidated subsidiaries will stop new contracts. Large part of loans will be transferred to the Company and its consolidated subsidiary, PAL Servicer Co., Ltd. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches for both consolidated subsidiaries are planned to closed. However, details of the scheme are currently under discussion, therefore the impact on results of operation for the fiscal year ended March 2008 is yet to be determined.

7. Other

Change of Directors

Any change of directors will be announced immediately, where possible.

We plan to announce any change in directors on May 18, 2007.

(Excerpt translation)

NEWS RELEASE **PROMISE**

February 27, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, First section of the Tokyo Stock Exchange)

Notice of Change in Major Shareholder (Change in Disclosed Information)

Promise Co., Ltd. (the "Company") hereby notifies that a change in its "Notice of Change in Major Shareholder" disclosed as of November 22, 2006 has occurred, as described below:

Description

1. Reason for the change:

NWQ Investment Management Company ("NWQ"), as of November 17, 2006, filed an amendment report as to the report on large shareholders with the Kanto Local Finance Bureau. Accordingly, the Company filed an extraordinary report as of November 22, 2006 and disclosed information thereon on a timely basis. However, NWQ filed another amendment report as of February 23, 2007.

The details of the amendment: "As a result of the investigation, NWQ transferred all of the shares of the issuer held by NWQ to Tradewinds NWQ Global Investors, LLC ("Tradewinds") as of March 1, 2006 and it turned out that NWQ had not held the shares as of the day on which the amendment report should have been filed. Hence, NWQ withdraws the report on large shareholders (and the amendment reports (1) through (6)). Tredewinds, as of February 23, 2007, separately filed a report on large shareholders (and the amendment reports (1) through (6)) stating the similar information to the report on large shareholders (and the amendment reports (1) through (6)) hereby withdrawn by NWQ."

As described above, Tredewinds, as of February 23, 2007, filed a report on large shareholders, amendment reports (1) through (6) and an amendment report (7).

Accordingly, the Company today files an amendment report as to the extraordinary report filed as of November 22, 2006 as the major shareholder who should have been stated in the extraordinary report turned out to be Tradewinds.

2. Name of the major shareholder, etc.:

(1) Name: Tradewinds NWQ Global Investors, LLC

(2) Location of the head office: 2049 Century Park East 18th Floor, Los Angeles, California 90067 United States

(3) Representative: Jane K. Crist

(4) Major business: Investment advisory business

3. Number of shares (voting rights) held by the shareholder and the ratio thereof to the number of voting rights of all shareholders:

	Number of shares (voting rights)	Ratio to the voting rights of all shareholders
Before the change (as of September 19, 2006)	11,178,061 shares (223,561 units)	8.82%
After the change	12,726,957.5 shares (254,539 units)	10.04%

(Note 1) The major shareholder beneficially held 213,277 voting rights of the 223,561 voting rights held before the change (the ratio thereof to the number of voting rights of all shareholders: 8.41%) and has beneficially held 244,043 voting rights of the 254,539 voting rights held after the change (the ratio thereof to the number of voting rights of all shareholders: 9.62%), through the possession of the depository receipts for the shares of the Company.

(Note 2) The number of voting rights held by the major shareholder before the change is the one related to the 11,178,061 shares that are stated as the number of shares held by the major shareholder in the amendment report as to the report on large shareholders (3) filed by the major shareholder as of February 23, 2007 (the day on which a report should have been filed: September 19, 2006).

(Note 3) Number of shares excluded from the total number of issued shares as not having voting rights: 8,073,465 shares

Total number of issued shares as of September 30, 2006: 134,866,665 shares

4. Date of the change: September 28, 2006

5. Future outlook:

The change in the major shareholder will have no significant impact on the Company's operating results for the fiscal year ending March 31, 2007 or thereafter.

- END -

(Excerpt translation)

NEWS RELEASE **PROMISE**

March 16, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥20 Billion 39th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion 39th domestic unsecured straight bonds (due in seven years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥240 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

RECEIVED
2007 JUL 16 P 1: 57

(Excerpt translation)

NEWS RELEASE **PROMISE**

April 13, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥20 Billion 40th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion 40th domestic unsecured straight bonds (due in four years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥260 billion of domestic straight bonds.

Description

(Translation omitted)

- END -

(Translation)

NEWS RELEASE

PROMISE

April 25, 2007

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept.

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Revised Earnings Forecast for the Fiscal Year Ending March 31, 2007

Promise Co., Ltd. has made the following revisions to its fiscal 2007 (April 1, 2006 – March 31, 2007) earnings forecast released on November 6, 2006 along with the announcement of the Company's interim financial results.

Description

1. Revised Earnings Forecast for the Fiscal Year 2007 (April 1, 2006 – March 31, 2007)

(million yen)

Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	372,500	25,700	(154,100)
Adjusted forecast (B)	368,900	(201,600)	(378,300)
Amount of revision (B-A)	(3,600)	(227,300)	(224,200)
Percentage change (%)	(1.0)	-	-
Result of FY 2006	381,297	70,013	42,046

(million yen)

Non-Consolidated	Operating Income	Recurring profit	Net Income
Previous forecast (A)	304,000	24,900	(140,800)
Adjusted forecast (B)	299,900	(196,900)	(375,000)
Amount of revision (B-A)	(4,100)	(221,800)	(234,200)
Percentage change (%)	(1.3)	-	-
Result of FY 2006	307,960	67,718	40,994

2. Principal Reasons for Revision

(1) Reason for revision of non-consolidated earnings forecast

Due to the growth in claims for interest repayments, Promise has reviewed its interest repayments-related allowances (allowance for losses on Interest repayments + the portion of estimated interest repayments applicable to the loan principal) based on recent interest repayment figures. This review process resulted in an allowance of 199.2 billion yen for losses on interest repayments in addition to the figure announced at the end of the interim period. This raises projected provisions associated with interest repayments to 390.8 billion yen (including a 157.4 billion yen provision for the allowance for credit losses) in the fiscal year ended March 31, 2007. Since Promise expects expenses for loan losses and interest repayments to exceed its original plan, the decision was made to reduce the non-consolidated earnings forecast.

In the interim period of the fiscal year, Promise posted an extraordinary loss for an adjustment for change in estimate of the reserve for loan losses associated with interest repayments and allowance for the losses on interest repayments in accordance with a guideline of The Japanese Institute of Certified Public Accountants. However, subsequent additions to the allowances will be included in operating expenses.

(2) Reason for revision of consolidated earnings forecast

Consolidated revisions also reflect revisions to interest repayments-related allowances. On a consolidated basis, Promise made an allowance of 204.3 billion yen for losses on interest repayments in addition to the figure announced at the end of the interim period. This raises projected provisions associated with interest repayments to 418.7 billion yen (including 167.7 billion yen provision for the allowance for credit losses) in the fiscal year ended March 31, 2007. Since Promise expects expenses for loan losses and interest repayments to exceed its original plan, the decision was made to reduce the consolidated earnings forecasts.

(3) Dividend forecast

We have no plans to change our fiscal year-end dividend.

The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

- END -

(Translation)

RECEIVED

NEWS RELEASE

PROMISE

May 1, 2007

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai,
President and Representative Director

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Initiatives to Reform the Cost Structure and Start of New Business Strategy

Promise Co., Ltd. is taking numerous actions aimed at dealing with the rapid changes in its operating environment due to amendments to laws involving the money-lending business. There are two central objectives. First is to reform the cost structure in the unsecured consumer loan business so that this business remains profitable. Second is to set the stage for growth by developing a new business model.

Details

1. Purpose of Reform

Promise pursues its financial services that offer customers greater convenience and satisfaction based on the corporate philosophy of "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees."

Amendments to Japan's money-lending business laws are causing rapid changes in the operating environment. To better position operations to pursue the corporate philosophy outlined above, Promise is reexamining its cost structure across the entire group with the aim of keeping its businesses profitable. While executing these reforms, we will also develop a new business model that allows us to directly target the transaction settlement needs of consumers. Serving a broad spectrum of consumer needs will allow us to build a more powerful base for our next stage of growth.

2. Reforms of Cost Structure and the Promise Group Strategy

To prepare for the full enforcement of the amended Money-lending Business Law, our medium-term goal is to use cut annual expenses by about 40 billion yen, excluding financial expenses and credit loss expenses, by using all types of expenses more productively. As the first step in this direction, we will take the following actions during the fiscal 2008.

1) Consolidate customer service centers

During the fiscal year ending March 31, 2008, we will consolidate eight nationwide ST Centers (a center of automated contract machines and loan processing machines), which is located in each blocks at two locations in east and west. Also, we will combine the eastern and western contact centers (a center of call center and application via internet) at one location.

2) Integrate and eliminate marketing channels

During fiscal 2008, we will integrate and eliminate staffed and unstaffed branches and loan processing machines. Integrations and eliminations will be based on the level of use at each branch and loan processing machine, nearby service channels of alliance partners and other factors so that we do not inconvenience our customers. Based on this stance, we plan to take the following actions by the end of March 2008.

1. Integrate and eliminate staffed branches and convert to unstaffed branches
   - Reduce staffed branches from 413 to 286 locations by converting 103 to unstaffed branches and closing 24 branches.

2. Reduce unstaffed branches and loan processing machines
   - Reduce 201 unstaffed branches to 959 locations from 1,057 (including conversions of staffed branches)
   - Reduce loan processing machines from 983 to 350 units

3) Reorganize consumer finance subsidiaries

We plan to complete the following actions by October 2007.

1. Terminate loan business and transfer loans
QUOQLOAN Co., Ltd. and Sun Life Co., Ltd. will stop extending new consumer loans as well as additional loans to current customers. The loans of these two companies will be transferred to Promise and group member PAL Servicer Co., Ltd. depending on the characteristics of each loan. Both companies will continue to operate solely for the purpose of collecting certain loans that are not suitable to be transferred.

2. Marketing channels
QUOQLOAN and Sun Life will close all staffed branches (23 at QUOQLOAN and eight at Sun Life) and Sun Life will close all 50 unstaffed branches. In addition, both companies will close six centralized customer service centers (that are loan processing machine administrative centers, call centers and loan management centers), four at QUOQLOAN and two at Sun Life. Both companies will reduce their administrative departments to the smallest possible size.

   Note: QUOQLOAN has no unstaffed branches because this company uses the loan processing machines of Promise.

3. Employees
QUOQLOAN and Sun Life will retain only employees for management and collection of the remaining loans. All other employees will be reassigned to other Promise Group companies.

4) Use human resources in the optimal manner

Consolidation of the above centralized customer service centers, the integration and closing of branches and the reorganization of consumer finance subsidiaries will eliminate the positions of many employees. All these individuals will be reassigned to other businesses within the Promise Group, including the new automotive services business and the Internet shopping mall. Our medium-term goal is to reduce our workforce by about 1,000.

5) Other initiatives

In addition to reducing branch and personnel expenses as outlined above, we plan to cut advertising and marketing expenses, such as by reviewing the use of outdoor signs and other advertising media, IT system development and maintenance expenses, and all other expense categories at the group.

3. The start of a new business model (new strategy)

We will use knowledge gained from our unsecured consumer loan business to build a base for the next stage of our growth. To accomplish this, we are now developing a business model that directly targets the transaction settlement needs of consumers. We have already started assembling this model. We have started a real estate leasing service, an Internet shopping mall and an automotive services business, which we announced today in a separate press release.

As part of our new business strategy, we will establish a comprehensive finance company called Do Finance Service Co., Ltd. This company will offer a diverse lineup of financial services with the aim of meeting transaction settlement needs across a broad range of consumer segments.

1) Outline of New Businesses Strategy

The Promise Group will establish a presence in business fields that produce consumer transaction settlement needs. In each business, we will focus on the transaction settlement needs spawned by our products and services. Do Financial Service will be a platform for offering settlement services that match these consumer needs.

[Summary of New Business Strategy]

2) Outline of New Finance Company

1.	Trade name:	Do Financial Service Co., Ltd.
2.	Principal business activities:	Installment loans and consumer finance business
3.	Establishment:	February 22, 2007

4.	Start of business:	July 2007 (Planned)
5.	Location of head office:	26th Floor, Shiodome Sumitomo Bldg., Higashi-Shimbashi, Minato-ku, Tokyo
6.	Representative:	President: Yukihiro Suzuki
7.	Paid-in Capital:	2 billion yen (Capital: 1billion yen, capital surplus: 1 billion yen)
8.	Number of Employees:	33 (At the start of business)
9.	Principal shareholder and ownership of shares outstanding:	Promise, 100%

3) Timetable for provision of services by Do Financial Service

Do Financial Service plans to start operations in July 2007 by offering loans to customers who use the Car-ichi network auction for used cars. The company will then develop financial services for other types of businesses.

4) Business Plan

1. Loan balance
By the end of March 2011, which will be Do Financial Service's fourth year of operations, this company plans to raise its loans and other receivables, including unsecured loans, to 120 billion yen.

2. Earnings plan
In the fiscal year ending March 2010, the third year of operations, Do Financial Service plans to have operating income of 6 billion yen and to be profitable on a stand-alone basis with an operating profit of 0.5 billion yen.

This news release has been translated from the original Japanese document released on May 1, 2007, for reference only. In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

- END -

END